The information in this preliminary prospectus supplement is not complete and may be changed. This preliminary prospectus supplement and the accompanying prospectus are not an offer to sell and are not soliciting an offer to buy these securities in any jurisdiction where the offer or sale is not permitted.

Filed Pursuant to Rule 424(b)(3)
Registration No. 333-155673
SUBJECT TO COMPLETION, DATED AUGUST 11, 2011

PRELIMINARY PROSPECTUS SUPPLEMENT
(To Prospectus Dated December 11, 2008)

7,500,000 Common Units

Representing Limited Partner Interests

$      per Common Unit

The selling unitholder, Vulcan Energy Corporation, is selling 7,500,000 of our common units in this offering. We will not receive any proceeds from the sale of the common units by the selling unitholder in this offering.

Our common units are listed on the New York Stock Exchange under the symbol “PAA.” The last reported sale price of our common units on the New York Stock Exchange on August 10, 2011 was $62.73 per common unit.

Investing in our common units involves risks. See “Risk Factors” on page S-4 of this prospectus supplement.

	Per Common Unit	Total

Public offering price	$	$
Underwriting discount	$	$
Proceeds to selling unitholder (before expenses)	$	$

Delivery of the common units is expected to be made on or about August   , 2011.

Neither the Securities and Exchange Commission nor any state securities commission has approved or disapproved of these securities or determined if this prospectus supplement or the accompanying prospectus is truthful or complete. Any representation to the contrary is a criminal offense.

The selling unitholder has granted the underwriters a 30-day option to purchase up to 1,125,000 additional common units on the same terms and conditions as set forth above to cover over-allotments.

Vulcan Energy Corporation and certain of its affiliates will be entering into lock-up agreements with the underwriters for a period of 45 days from the date of this prospectus supplement. In addition, Vulcan Energy Corporation and certain of its affiliates will enter into lock-up agreements with us for terms of two years with respect to the units owned by Vulcan Energy Corporation and one year with respect to the units owned by Vulcan Capital Private Equity I LLC and Vulcan Capital Private Equity II LLC. See “Underwriting (Conflicts of Interest) — Lock-Up Agreements.”

Joint Book-Running Managers

Citigroup	Barclays Capital	BofA Merrill Lynch

J.P. Morgan	UBS Investment Bank

Senior Co-Manager
Raymond James

Junior Co-Managers

RBC Capital Markets	Sanders Morris Harris	Tudor, Pickering, Holt & Co.

BMO Capital Markets	Janney Montgomery Scott

The date of this prospectus supplement is August   , 2011.

Preliminary Prospectus Supplement

Prospectus

IMPORTANT NOTICE ABOUT INFORMATION IN THIS PROSPECTUS
SUPPLEMENT AND THE ACCOMPANYING PROSPECTUS

This document is in two parts. The first part is the prospectus supplement, which describes our business and the specific terms of this offering. The second part, the base prospectus, gives more general information, some of which may not apply to this offering. Generally, when we refer only to the “prospectus,” we are referring to both parts combined.

If the description of the offering varies between the prospectus supplement and the base prospectus, you should rely on the information in the prospectus supplement.

You should rely only on the information contained in or incorporated by reference in this prospectus or any free writing prospectus relating to this offering of common units. No other person has been authorized to provide you with different information. This prospectus is an offer to sell only the common units offered hereby, and only in jurisdictions where it is lawful to do so. You should not assume that the information contained in this prospectus, any free writing prospectus or in the documents incorporated by reference in this prospectus is accurate as of any date other than the date on the front of those documents.

The information in this prospectus supplement is not complete. You should review carefully all of the detailed information appearing in this prospectus supplement, the accompanying prospectus and the documents we have incorporated by reference before making any investment decision.

FORWARD-LOOKING STATEMENTS

All statements included or incorporated by reference in this prospectus supplement, other than statements of historical fact, are forward-looking statements, including but not limited to statements identified by the words “anticipate,” “believe,” “estimate,” “expect,” “plan,” “intend” and “forecast,” as well as similar expressions and statements regarding our business strategy, plans and objectives for future operations. The absence of these words, however, does not mean that the statements are not forward-looking. These statements reflect our current views with respect to future events, based on what we believe are reasonable assumptions. Certain factors could cause actual results to differ materially from results anticipated in the forward-looking statements. These factors include, but are not limited to:

•	failure to implement or capitalize on planned internal growth projects;

•	maintenance of our credit rating and ability to receive open credit from our suppliers and trade counterparties;

•	continued creditworthiness of, and performance by, our counterparties, including financial institutions and trading companies with which we do business;

•	the effectiveness of our risk management activities;

•	unanticipated changes in crude oil market structure, grade differentials and volatility (or lack thereof);

•	environmental liabilities or events that are not covered by an indemnity, insurance or existing reserves;

•	abrupt or severe declines or interruptions in outer continental shelf production located offshore California and transported on our pipeline systems;

•	shortages or cost increases of supplies, materials or labor;

•	the availability of adequate third-party production volumes for transportation and marketing in the areas in which we operate and other factors that could cause declines in volumes shipped on our pipelines by us and third-party shippers, such as declines in production from existing oil and gas reserves or failure to develop additional oil and gas reserves;

S-ii

•	fluctuations in refinery capacity in areas supplied by our mainlines and other factors affecting demand for various grades of crude oil, refined products and natural gas and resulting changes in pricing conditions or transportation throughput requirements;

•	the availability of, and our ability to consummate, acquisition or combination opportunities;

•	our ability to obtain debt or equity financing on satisfactory terms to fund additional acquisitions, expansion projects, working capital requirements and the repayment or refinancing of indebtedness;

•	the successful integration and future performance of acquired assets or businesses and the risks associated with operating in lines of business that are distinct and separate from our historical operations;

•	the impact of current and future laws, rulings, governmental regulations, accounting standards and statements and related interpretations;

•	the effects of competition;

•	interruptions in service on third-party pipelines;

•	increased costs or lack of availability of insurance;

•	fluctuations in the debt and equity markets, including the price of our units at the time of vesting under our long-term incentive plans;

•	the currency exchange rate of the Canadian dollar;

•	weather interference with business operations or project construction;

•	risks related to the development and operation of natural gas storage facilities;

•	factors affecting demand for natural gas and natural gas storage services and rates;

•	future developments and circumstances at the time distributions are declared;

•	general economic, market or business conditions and the amplification of other risks caused by volatile financial markets, capital constraints and pervasive liquidity concerns; and

•	other factors and uncertainties inherent in the transportation, storage, terminalling and marketing of crude oil, refined products and liquefied petroleum gas and other natural gas related petroleum products.

Other factors described herein or incorporated by reference, or factors that are unknown or unpredictable, could also have a material adverse effect on future results. Please read “Risk Factors” on page S-5 of this prospectus supplement and in Item 1A. “Risk Factors” in our Annual Report on Form 10-K for the year ended December 31, 2010 (File No. 001-14569), which is incorporated in this prospectus supplement by reference. Except as required by applicable securities laws, we do not intend to update these forward-looking statements and information.

S-iii

PROSPECTUS SUPPLEMENT SUMMARY

This summary highlights information contained elsewhere, or incorporated by reference, in this prospectus supplement and the accompanying prospectus. It does not contain all of the information that you should consider before making an investment decision. You should read this entire prospectus supplement, the accompanying prospectus and the documents incorporated herein by reference for a more complete understanding of this offering of common units. Please read “Risk Factors” on page S-5 of this prospectus supplement and in our Annual Report on Form 10-K for the year ended December 31, 2010, which is incorporated into this prospectus supplement by reference, for information regarding risks you should consider before investing in our common units.

Except as the context otherwise indicates, the information in this prospectus supplement assumes no exercise of the underwriters’ option to purchase additional common units from the selling unitholder.

For purposes of this prospectus supplement and the accompanying prospectus, unless the context clearly indicates otherwise, “we,” “us,” “our” and the “Partnership” refer to Plains All American Pipeline, L.P. and its subsidiaries. References to our “general partner,” as the context requires, include any or all of PAA GP LLC, Plains AAP, L.P. and Plains All American GP LLC.

Plains All American Pipeline, L.P.

We are a Delaware limited partnership formed in September 1998. Our operations are conducted directly and indirectly through our primary operating subsidiaries. We are engaged in the transportation, storage, terminalling and marketing of crude oil, refined products and liquefied petroleum gas and other natural gas-related petroleum products. We refer to liquefied petroleum gas and other natural gas-related petroleum products collectively as “LPG.” We are also engaged in the development and operation of natural gas storage facilities through our direct and indirect ownership of PAA Natural Gas Storage, L. P. (“PNG”), which is a fee-based, growth-oriented Delaware limited partnership engaged in the ownership, acquisition, development, operation and commercial management of natural gas storage facilities. We own PNG’s general partner, PNGS GP LLC (“PNGS GP”), which holds a 2% general partner interest in PNG and all of its incentive distributions rights. We also currently own an approximate 62% limited partner interest in PNG.

We are one of the largest midstream crude oil companies in North America. We have an extensive network of pipeline transportation, terminalling, storage and gathering assets in key oil-producing basins and transportation corridors, and at major market hubs in the United States and Canada. We manage our operations through three primary operating segments: transportation, facilities and supply and logistics.

Business Strategy

Our principal business strategy is to provide competitive and efficient midstream transportation, terminalling, storage and supply and logistics services to our producer, refiner and other customers. Toward this end, we endeavor to address regional supply and demand imbalances for crude oil, refined products, LPG and natural gas storage in the United States and Canada by combining the strategic location and capabilities of our transportation, terminalling and storage assets with our extensive supply, logistics and distribution expertise.

We believe successful execution of this strategy will enable us to generate sustainable earnings and cash flow. We intend to manage and grow our business by:

•	optimizing our existing assets and realizing cost efficiencies through operational improvements;

•	developing and implementing internal growth projects that (i) address evolving crude oil, refined products and LPG needs in the midstream transportation and infrastructure sector and (ii) are well-positioned to benefit from long-term industry trends and opportunities;

•	utilizing our assets along the Gulf, West and East Coasts along with our terminals and leased assets to optimize our presence in the waterborne importation of foreign crude oil;

•	capitalizing on the anticipated long-term growth in demand for natural gas storage services in North America by owning and operating high-quality natural gas storage facilities and providing our current and future customers reliable, competitive and flexible natural gas storage and related services;

•	selectively pursuing strategic and accretive acquisitions that complement our existing asset base and distribution capabilities; and

•	using our terminalling and storage assets in conjunction with our supply and logistic activities to capitalize on inefficient energy markets and to address physical market imbalances, mitigate inherent risks and increase margin.

We intend to utilize PNG as the primary vehicle through which we will participate in the natural gas storage business. We believe PNG’s natural gas storage assets are also well-positioned to benefit from long-term industry trends and opportunities. PNG’s growth strategies are to develop and implement internal growth projects and to selectively pursue strategic and accretive acquisitions of natural gas storage projects and facilities. Through execution of such growth strategies, we intend to expand the scale and scope of our natural gas storage business. We may also prudently and economically leverage our asset base, knowledge base and skill sets to participate in other energy-related businesses that have characteristics and opportunities similar to, or that otherwise complement, our existing activities.

Ongoing Acquisition Activities

Consistent with our business strategy, we are continuously engaged in discussions with potential sellers regarding the possible purchase of assets and operations that are strategic and complementary to our existing operations. In addition, we have in the past evaluated and pursued, and intend in the future to evaluate and pursue, other energy related assets that have characteristics and opportunities similar to our business lines and enable us to leverage our asset base, knowledge base and skill sets. Such acquisition efforts may involve participation by us in processes that have been made public and involve a number of potential buyers, commonly referred to as “auction” processes, as well as situations in which we believe we are the only party or one of a limited number of potential buyers in negotiations with the potential seller. These acquisition efforts often involve assets which, if acquired, could have a material effect on our financial condition and results of operations. Even after we have reached agreement on a purchase price with a potential seller, confirmatory due diligence or negotiations regarding other terms of the acquisition can cause discussions to be terminated. Accordingly, we typically do not announce a transaction until after we have executed a definitive acquisition agreement. Although we expect the acquisitions we make to be accretive in the long term, we can provide no assurance that our expectations will ultimately be realized.

Our Principal Executive Offices

Our executive offices are located at 333 Clay Street, Suite 1600, Houston, Texas 77002. Our telephone number is (713) 646-4100. We maintain a website at www.paalp.com that provides information about our business and operations. Information contained on or available through our website is not incorporated into or otherwise a part of this prospectus supplement or the accompanying base prospectus.

Additional Information

For additional information about us, including our partnership structure and management, please see our Annual Report on Form 10-K for the year ended December 31, 2010 and our subsequently filed Quarterly Reports on Form 10-Q and Current Reports on Form 8-K. Please refer to the section in this prospectus supplement entitled “Where You Can Find More Information.”

THE OFFERING

Common units offered by selling unitholder	7,500,000 common units (8,625,000 common units if the underwriters exercise in full their option to purchase additional common units).

Common units outstanding before and after this offering	149,357,119 common units.

Use of proceeds	We will not receive any proceeds from the sale of our common units by the selling unitholder in this offering.

Cash distributions	Under our partnership agreement, we must distribute all of our cash on hand at the end of each quarter, less reserves established by our general partner in its discretion. We refer to this cash as “available cash,” and we define its meaning in our partnership agreement.

Under the quarterly incentive distribution provisions in our partnership agreement, generally our general partner is entitled, following the distribution of our minimum quarterly distribution of $0.45 per common unit and without duplication, to 15% of amounts we distribute until each unitholder receives a total of $0.495 per common unit, 25% of amounts we distribute until each unitholder receives a total of $0.675 per common unit and 50% thereafter. For a description of our cash distribution policy, please read “Cash Distribution Policy” in the accompanying prospectus.

On July 11, 2011, we declared a cash distribution of $0.9825 per unit ($3.93 per unit on an annualized basis) payable on August 12, 2011 to holders of record of such units at the close of business on August 2, 2011. The distribution represents an increase of approximately 1.3% over the quarterly distribution of $0.97 per unit ($3.88 per unit on an annualized basis) we paid in May 2011.

Purchasers in this offering will not be entitled to receive the distribution payable on August 12, 2011.

Estimated ratio of taxable income to distributions	We estimate that if you own the common units you purchase in this offering through the record date for the distribution for the period ending December 31, 2013, you will be allocated, on a cumulative basis, an amount of federal taxable income for that period that will be less than 20% of the cash distributed to you with respect to that period. Please read “Material U.S. Federal Income Tax Consequences” in this prospectus supplement for the basis of this estimate.

Conflicts of interest	Certain of the underwriters and their affiliates have performed investment and commercial banking and advisory services for us and our affiliates and for the selling unitholder and its affiliates from time to time for which they have received customary fees and expenses. The underwriters and their affiliates may, from time to time, engage in transactions with and perform services for us, the selling unitholder or our and the selling unitholders’ respective affiliates in the ordinary course of their business. In particular, affiliates of certain of the underwriters are lenders under our credit facilities.

New York Stock Exchange symbol	PAA.

RISK FACTORS

Before making an investment in the common units offered hereby, you should carefully consider the risk factors included in Item 1A. “Risk Factors” in our Annual Report on Form 10-K for the year ended December 31, 2010, which is incorporated in this prospectus supplement by reference, together with all of the other information included or incorporated by reference in this prospectus. If any of these risks were to occur, our business, financial condition or results of operations could be materially adversely affected. In such case, the trading price of our common units could decline, and you could lose all or part of your investment.

USE OF PROCEEDS

We will not receive any proceeds from the sale of our common units by the selling unitholder in this offering.

PRICE RANGE OF COMMON UNITS AND DISTRIBUTIONS

As of August 10, 2011, we had 149,357,119 common units outstanding, held by approximately 134,000 holders, including common units held in street name. Our common units are traded on the New York Stock Exchange under the symbol “PAA.”

The following table sets forth, for the periods indicated, the high and low sales prices for our common units, as reported on the New York Stock Exchange Composite Transactions Tape, and quarterly cash distributions declared per common unit. The last reported sale price of common units on the New York Stock Exchange on August 10, 2011 was $62.73 per common unit.

	Common Unit		Cash
	Price Range		Distributions
	High	Low	per Unit(1)

2009
First Quarter	$40.98	$34.00	$0.9050
Second Quarter	45.52	36.25	0.9050
Third Quarter	50.33	42.50	0.9200
Fourth Quarter	53.37	45.45	0.9275
2010
First Quarter	$57.11	$49.82	$0.9350
Second Quarter	60.06	44.12	0.9425
Third Quarter	64.21	57.33	0.9500
Fourth Quarter	65.20	60.91	0.9575
2011
First Quarter	$65.96	$60.21	$0.9700
Second Quarter	$65.69	$57.80	$0.9825 (2)
Third Quarter (through August 10, 2011)	$64.98	$56.41	(3)

(1)	Represents cash distributions attributable to the quarter and paid within 45 days after the quarter end.

(2)	Cash distributions in respect of the second quarter of 2011 will be paid on August 12, 2011. Purchasers in this offering will not be entitled to receive the distribution payable on August 12, 2011.

(3)	Cash distributions in respect of the third quarter of 2011 have not been declared or paid.

SELLING UNITHOLDER

Ownership

The following table sets forth information concerning the ownership of our common units by the selling unitholder as of August 10, 2011. As of August 10, 2011, we had 149,357,119 common units outstanding. The information set forth below is based on written representations provided to us by the selling unitholder.

	Number of		Number of	Percentage of
	Common Units		Common Units	Common Units
	Beneficially	Number of	Beneficially	Beneficially
	Owned Prior	Common Units	Owned After	Owned After
Selling Unitholder	to the Offering	to be Offered(1)	the Offering(1)	the Offering(1)

Vulcan Energy Corporation(2)(3)	12,390,120 (2)	7,500,000	4,890,120	3.27%

(1)	Assumes the underwriters will not exercise their option to purchase up to an additional 1,125,000 common units.

(2)	Paul G. Allen owns approximately 80% of the outstanding shares of the selling unitholder and exercises sole voting and dispositive powers with respect to the units owned by the selling unitholder. Mr. Allen also controls Vulcan Capital Private Equity I LLC, which is the record holder of 3,706,044 of our common units, and Vulcan Capital Private Equity II LLC, which is the record holder of 197,215 of our common units, which common units are not included in the number of common units beneficially owned by Vulcan Energy Corporation. The address for the selling unitholder is 505 Fifth Avenue S, Suite 900, Seattle, Washington 98104.

(3)	We expect that John T. Raymond, a member of the board of directors of our general partner and a stockholder of the selling unitholder, and another stockholder of the selling unitholder, will purchase common units from the selling unitholder in a direct registered offering contemporaneously with or shortly after this offering.

The common units to be offered and sold pursuant to this prospectus supplement were acquired by the selling unitholder in connection with its merger with Plains Resources, Inc., which was the owner of our original general partner, and a wholly owned subsidiary of the selling unitholder.

The selling unitholder is neither a U.S. registered broker-dealer nor an affiliate of a U.S. registered broker-dealer.

Material Relationships with the Selling Unitholder

Sale of our General Partner Interest

In December 2010, the selling unitholder sold its 50.1% interest in our general partner. Substantially all of the interest was acquired by existing owners of our general partner or their affiliates. A voting rights agreement previously entered into by the selling unitholder was terminated in connection with this sale. Further, the selling unitholder has agreed that prior to the earlier of December 23, 2015 and the date, if any, of certain changes in our senior-most management, it will not vote any of its limited partner interests in favor of any proposal to remove our general partner.

Natural Gas Storage Investment

In September 2005, we and Vulcan Gas Storage LLC (“Vulcan Gas Storage”), a subsidiary of Vulcan Capital Private Equity I LLC, an entity controlled by Mr. Allen, formed PAA/Vulcan Gas Storage, LLC (“PAA/Vulcan”) to acquire Energy Center Investments, LLC (now known as PAA Natural Gas Storage, LLC (“PNGS”)), then an indirect subsidiary of Sempra Energy, for approximately $250 million. We and Vulcan Gas Storage each made an initial cash investment of approximately $113 million and Bluewater Natural Gas Holdings, LLC, a subsidiary of PAA/Vulcan, entered into a $90 million credit facility.

From September 2005 until September 3, 2009, we owned 50% of PAA/Vulcan and Vulcan Gas Storage LLC owned the other 50%. Giving effect to all contributions and distributions made during the period from January 1, 2007 through September 3, 2009, we and Vulcan Gas Storage each made a net contribution of $39 million. Such contributions and distributions did not result in an increase or decrease to our ownership interest.

On September 3, 2009, one of our subsidiaries acquired the remaining 50% interest in PAA/Vulcan from Vulcan Gas Storage, which resulted in our ownership of a 100% interest in PAA/Vulcan. The purchase price for the transaction consisted of $90 million in cash paid at closing, 1,907,305 common units issued to Vulcan Gas Storage at closing, and up to $40 million of deferred/contingent cash consideration. The deferred/contingent consideration is payable in cash in two installments of $20 million upon achievement of certain performance milestones and other events. The first of these installments was paid in May 2010. At closing of the acquisition, we repaid all of PNGS’s outstanding debt.

Designated Directors

Prior to December 23, 2010, the selling unitholder had and exercised the right to designate one director to the board of directors of our general partner. Each director designated by the selling unitholder served during such director’s tenure on the compensation committee of the board of directors of our general partner.

Board Observer Rights

For so long as Vulcan, Inc. and its affiliates (“Vulcan”) hold in excess of 12 million of our common units, the selling unitholder may send an individual (who must be a senior member of Vulcan’s management) to attend board meetings in an observer capacity. If at any time after December 23, 2015 the number of common units held by Vulcan is less than 5% of our outstanding common units, we have the right to terminate the selling unitholder’s board observer rights. Effective on June 17, 2011, the selling unitholder waived its board observer rights and since then has been restricted from receiving the information provided to our board of directors. Subject to the continued satisfaction of the ownership requirement, the selling unitholder could exercise its board observer rights in the future. However, this offering will reduce Vulcan’s ownership below the required ownership threshold, thus terminating the selling unitholder’s board observer rights.

Board Affiliation

John T. Raymond, a member of the board of directors of our general partner, serves as a director of, and owns approximately 7% of the outstanding equity interests in, the selling unitholder.

Concurrently with or shortly after this offering, we expect that Mr. Raymond will use a portion of the after-tax net proceeds attributable to his interest in the selling unitholder to purchase an additional number of common units in a direct registered transaction with the selling unitholder.

Other Transactions

On October 14, 2005, Plains All American GP LLC (“GP LLC”) and the selling unitholder entered into an Administrative Services Agreement, effective as of September 1, 2005 (the “Services Agreement”). Pursuant to the Services Agreement, GP LLC provided administrative services to the selling unitholder for consideration of an annual fee of $1 million, plus certain expenses. The Services Agreement was terminated in December 2010 in connection with the sale by the selling unitholder of its interest in our general partner. However, we agreed to provide transition services and assistance to the selling unitholder until June 2011 for consideration of a $1 million fee.

In 2001, in connection with the transfer of interests in our general partner, the selling unitholder (as successor in interest to the owner of our former general partner) agreed to indemnify us for (i) any claims relating to securities laws or regulations in connection with the upstream or midstream businesses, based on acts or omissions, or alleged acts or omissions, occurring on or prior to June 8, 2001, or (ii) any claims relating to the operation of the upstream business, whenever arising. In addition, we agreed to indemnify the selling unitholder for any claims relating to the operation of the midstream business, whenever arising.

MATERIAL U.S. FEDERAL INCOME TAX CONSEQUENCES

The tax consequences to you of an investment in our common units will depend in part on your own tax circumstances. For a discussion of the material U.S. federal income tax consequences associated with our operations and the purchase, ownership and disposition of our common units, please read “Material Income Tax Considerations” in the accompanying prospectus, as updated and supplemented by the discussion included herein. You are urged to consult with your own tax advisor about the federal, state, local and foreign tax consequences particular to your circumstances.

Tax Consequences of Unit Ownership

Ratio of Taxable Income to Distributions.  We estimate that a purchaser of common units in this offering who holds those common units from the date of closing of this offering through the record date for the period ending December 31, 2013 will be allocated an amount of federal taxable income for that period that will be less than 20% of the cash distributed to the unitholder with respect to that period. Thereafter, we anticipate that the ratio of allocable taxable income to cash distributions to the unitholders will increase. These estimates are based upon the assumption that gross income from operations will approximate the amount required to make the current quarterly distribution on all units and other assumptions with respect to capital expenditures, cash flow, net working capital and anticipated cash distributions. These estimates and assumptions are subject to, among other things, numerous business, economic, regulatory, legislative, competitive and political uncertainties beyond our control. Further, the estimates are based on current tax law and tax reporting positions that we will adopt and with which the Internal Revenue Service could disagree. Accordingly, we cannot assure you that these estimates will prove to be correct. The ratio of taxable income to distributions could be higher or lower than expected, and any differences could be material and could materially affect the value of the common units. For example, the ratio of taxable income to cash distributions to a purchaser of common units in this offering will be higher, and perhaps substantially higher, than our estimate with respect to the period described above if our gross income from operations exceeds the amount required to maintain the current distribution level on all units, yet we only distribute the current distribution amount on all units; or we make a future offering of common units and use the proceeds of the offering in a manner that does not produce substantial additional deductions during the period described above, such as to repay indebtedness outstanding at the time of this offering or to acquire property that is not eligible for depreciation or amortization for federal income tax purposes or that is depreciable or amortizable at a rate significantly slower than the rate applicable to our assets at the time of this offering.

In addition, our interest in PNG and our other operations are generally required to be treated as separate activities for purposes of applying the passive loss limitations. Income from one activity may not be offset with losses from the other activity. This inability to treat our interest in PNG and our other operations as a single activity could result in a higher than expected ratio of taxable income to distributions.

Tax Rates.  Under current law, the highest marginal federal income tax rate applicable to ordinary income of individuals is 35% and the highest marginal federal income tax rate applicable to long-term capital gains (generally, capital gains on certain assets held for more than 12 months) of individuals is 15%. However, absent new legislation extending the current rates, beginning January 1, 2013, the highest marginal federal income tax rate applicable to ordinary income and long-term capital gains of individuals will increase to 39.6% and 20%, respectively. Moreover, these rates are subject to change by new legislation at any time.

A 3.8% Medicare tax on certain investment income earned by individuals, estates, and trusts is scheduled to apply for taxable years beginning after December 31, 2012. For these purposes, investment income generally includes a unitholder’s allocable share of our income and gain realized by a unitholder from a sale of units. In the case of an individual, the tax will be imposed on the lesser of (i) the unitholder’s net investment income from all investments, or (ii) the amount by which the unitholder’s modified adjusted gross income exceeds $250,000 (if the unitholder is married and filing jointly or a surviving spouse), $125,000 (if the unitholder is married and filing separately) or $200,000 (in any other case). In the case of an estate or trust, the tax will be imposed on the lesser of (i) undistributed net investment income, or (ii) the excess adjusted gross income over the dollar amount at which the highest income tax bracket applicable to an estate or trust begins.

Tax-Exempt Organizations and Other Investors.  Ownership of common units by tax-exempt entities and non-U.S. investors raises issues unique to such persons. Tax-exempt entities and non-U.S. investors are encouraged to consult with your own tax advisor about the federal, state, local and foreign tax consequences particular to your circumstances before investing. Please read “Material Income Tax Considerations — Tax-Exempt Organizations and Other Investors” in the accompanying prospectus.

Administrative Matters

Nominee Reporting.  Persons who hold an interest in us as a nominee for another person are required to furnish to us:

(a) the name, address and taxpayer identification number of the beneficial owner and the nominee;

(b) a statement regarding whether the beneficial owner is:

i. a person that is not a U.S. person;

ii. a foreign government, an international organization or any wholly-owned agency or instrumentality of either of the foregoing; or

iii. a tax-exempt entity;

(c) the amount and description of common units held, acquired or transferred for the beneficial owner; and

(d) specific information including the dates of acquisitions and transfers, means of acquisitions and transfers, and acquisition cost for purchases, as well as the amount of net proceeds from sales.

Brokers and financial institutions are required to furnish additional information, including whether they are U.S. persons and specific information on common units they acquire, hold or transfer for their own account. A penalty of $100 per failure, up to a maximum of $1,500,000 per calendar year, is imposed by the Internal Revenue Code of 1986, as amended, for failure to report that information to us. The nominee is required to supply the beneficial owner of the common units with the information furnished by us.

UNDERWRITING

Citigroup Global Markets Inc., Barclays Capital Inc., Merrill Lynch, Pierce, Fenner & Smith Incorporated, J.P. Morgan Securities LLC and UBS Securities LLC are acting as joint book-running managers of the underwritten offering and representatives of the underwriters named below. Subject to the terms and conditions stated in the underwriting agreement dated the date of this prospectus supplement, each underwriter named below has agreed to purchase from the selling unitholder, and the selling unitholder has agreed to sell to that underwriter, the number of common units set forth opposite the underwriter’s name.

Number of
Common
Underwriter	Units

Citigroup Global Markets Inc.
Barclays Capital Inc.
Merrill Lynch, Pierce, Fenner & Smith Incorporated
J.P. Morgan Securities LLC
UBS Securities LLC
Raymond James & Associates, Inc.
RBC Capital Markets LLC
Sanders Morris Harris Inc.
Tudor, Pickering, Holt & Co. Securities, Inc.
BMO Capital Markets Corp.
Janney Montgomery Scott LLC

Total

The underwriting agreement provides that the obligations of the underwriters to purchase the common units included in this offering are subject to approval of legal matters by counsel and to other conditions. The underwriters are obligated to purchase all of the common units (other than those covered by the over-allotment option to purchase additional common units described below) if they purchase any of the common units.

The underwriters propose to offer some of the common units directly to the public at the public offering price set forth on the cover page of this prospectus supplement and some of the common units to dealers at the public offering price less a concession not to exceed $      per common unit. If all of the common units are not sold at the initial offering price, the underwriters may change the public offering price and the other selling terms.

Overallotment Option

The selling unitholder has granted to the underwriters an option, exercisable for 30 days from the date of this prospectus supplement, to purchase up to 1,125,000 additional common units at the public offering price less the underwriting discount. To the extent the option is exercised, each underwriter must purchase a number of additional common units approximately proportionate to that underwriter’s initial purchase commitment.

Lock-Up Agreements

We, our general partner, certain officers and directors of our general partner and certain of their affiliates and Vulcan Energy Corporation, Vulcan Capital Private Equity I LLC and Vulcan Capital Private Equity II LLC have agreed that, for a period of 45 days from the date of this prospectus supplement, we and they will not, without the prior written consent of Citigroup Global Markets Inc., offer, sell, contract to sell, pledge or otherwise dispose of any common units or any securities convertible into, or exercisable or exchangeable for or that represent the right to receive common units or any securities that are senior to or pari passu with common units, including, including, with respect to us and our controlled affiliates, the grant of any options or warrants to purchase common units. Certain Kayne Anderson entities, which collectively own approximately

5.6 million common units and which are affiliated with Robert V. Sinnott, a director of our general partner, are not subject to this agreement and may sell some or all of their common units during the lock-up period. With respect to us, our general partner, certain officers and directors of our general partner and certain of their affiliates, the agreement will not apply to grants under existing employee benefit plans (including long-term incentive plans adopted by our general partner, Plains AAP, L.P. or Plains All American GP LLC), to issuances of common units or any securities convertible or exchangeable into common units as payment of any part of the purchase price in connection with acquisitions by us and our affiliates or any third parties (with any transferees in such acquisitions agreeing to be bound by the lock-up agreement for the remainder of its term), to certain sales of common units by the officers or directors of the company that controls our general partner to pay tax liabilities associated with the vesting of units, or to issuances or deliveries of common units in connection with the conversion, vesting or exercise of securities (including long-term incentive plan awards, options and warrants) currently outstanding. With respect to Vulcan Energy Corporation, Vulcan Capital Private Equity I LLC and Vulcan Capital Private Equity II LLC, the agreement will not apply to distributions to stockholders or members of such entities, bona fide gifts or dispositions to any trust, family limited partnership or family limited liability company for the direct or indirect benefit of such entities and/or the immediate family of affiliates of such entities (in each such case, any transferees will agree to be bound by the lock-up agreement for the remainder of its term) or to the expected sale to Mr. Raymond and the other stockholder of the selling unitholder. Citigroup Global Markets Inc., in its sole discretion, may release any of the common units subject to these lock-up agreements at any time without notice.

In addition, Vulcan Energy Corporation, Vulcan Capital Private Equity I LLC and Vulcan Capital Private Equity II LLC have entered into lock-up agreements with us, with restrictions similar to those set forth above, for terms of two years with respect to the units owned by Vulcan Energy Corporation and one year with respect to the units owned by Vulcan Capital Private Equity I LLC and Vulcan Capital Private Equity II LLC. We may waive these restrictions at any time or from time to time in our discretion.

Listing

Our common units are listed on the New York Stock Exchange under the symbol “PAA.”

Commissions and Expenses

The following table shows the underwriting discounts and commissions that the selling unitholder is to pay to the underwriters in connection with this offering. These amounts are shown assuming both no exercise and full exercise of the underwriters’ option to purchase additional common units.

	No Exercise	Full Exercise

Per Common Unit	$	$
Total	$	$

Price Stabilizations, Short Positions and Penalty Bids

In connection with the offering, the representatives, on behalf of the underwriters, may purchase and sell common units in the open market. These transactions may include short sales, syndicate covering transactions and stabilizing transactions. Short sales involve syndicate sales of common units in excess of the number of common units to be purchased by the underwriters in the offering, which creates a syndicate short position. “Covered” short sales are sales of common units made in an amount up to the number of common units represented by the underwriters’ overallotment option. In determining the source of common units to close out the covered syndicate short position, the underwriters will consider, among other things, the price of common units available for purchase in the open market as compared to the price at which they may purchase units through the over-allotment option. Transactions to close out the covered syndicate short position involve either purchases of the common units in the open market after the distribution has been completed or the exercise of the overallotment option. The underwriters may also make “naked” short sales of common units in excess of the overallotment option. The underwriters must close out any naked short position by purchasing common units in the open market. A naked short position is more likely to be created if the underwriters are concerned that there may be downward pressure on the price of the common units in the open market after pricing that could adversely affect investors who purchase in the offering. Stabilizing transactions consist of bids for or purchases of common units in the open market while the offering is in progress.

The underwriters also may impose a penalty bid. Penalty bids permit the underwriters to reclaim a selling concession from a syndicate member when the representatives repurchase common units originally sold by that syndicate member in order to cover syndicate short positions or make stabilizing purchases.

Any of these activities may have the effect of preventing or retarding a decline in the market price of the common units. They may also cause the price of the common units to be higher than the price that would otherwise exist in the open market in the absence of these transactions. The underwriters may conduct these transactions on the New York Stock Exchange or in the over-the-counter market, or otherwise. If the underwriters commence any of these transactions, they may discontinue them at any time.

Partnership Expenses

We estimate that our total expenses of this offering payable by us (which exclude underwriting discounts and commissions) will be approximately $230,000.

Conflicts of Interest

Certain of the underwriters and their affiliates have performed investment and commercial banking and advisory services for us and our affiliates and for the selling unitholder and its affiliates from time to time for which they have received customary fees and expenses. The underwriters and their affiliates may, from time to time, engage in transactions with and perform services for us, the selling unitholder or our and the selling unitholders’ respective affiliates in the ordinary course of their business. In particular, affiliates of certain of the underwriters are lenders under our credit facilities.

Electronic Distribution

This prospectus supplement and the accompanying prospectus in electronic format may be made available on the websites maintained by one or more of the underwriters. The underwriters may agree to allocate a number of common units for sale to their online brokerage account holders. The common units will be allocated to underwriters that may make Internet distributions on the same basis as other allocations. In addition, common units may be sold by the underwriters to securities dealers who resell common units to online brokerage account holders.

Other than this prospectus supplement and the accompanying prospectus in electronic format, information contained in any website maintained by an underwriter is not part of this prospectus supplement or the accompanying prospectus or registration statement of which the accompanying prospectus forms a part, has not been endorsed by us and should not be relied on by investors in deciding whether to purchase common units. The underwriters are not responsible for information contained in websites that they do not maintain.

Indemnification

We, together with our subsidiary operating partnerships and their general partner, our general partner and the entities that control our general partner and the selling unitholder, have agreed to indemnify the underwriters against certain liabilities, including liabilities under the Securities Act of 1933, as amended, or to contribute to payments the underwriters may be required to make because of any of those liabilities.

FINRA Conduct Rule

Because the Financial Industry Regulatory Authority views our common units as interests in a direct participation program, this offering is being made in compliance with Rule 2310 of the FINRA Rules. Investor suitability with respect to the common units will be judged similarly to the suitability with respect to other securities that are listed for trading on a national securities exchange.

Notice to Investors

Notice to Prospective Investors in the EEA

In relation to each member state of the European Economic Area that has implemented the Prospectus Directive (each, a relevant member state), with effect from and including the date on which the Prospectus Directive is implemented in that relevant member state (the relevant implementation date), an offer of securities described in this prospectus may not be made to the public in that relevant member state other than:

•	to any legal entity which is a qualified investor as defined in the Prospectus Directive;

•	to fewer than 100 or, if the relevant member state has implemented the relevant provision of the 2010 PD Amending Directive, 150, natural or legal persons (other than qualified investors as defined in the Prospectus Directive), as permitted under the Prospectus Directive, subject to obtaining the prior consent of the relevant dealer or dealers nominated by the issuer for any such offer; or

•	in any other circumstances falling within Article 3(2) of the Prospectus Directive;

provided that no such offer of securities shall require us or any underwriter to publish a prospectus pursuant to Article 3 of the Prospectus Directive.

For purposes of this provision, the expression an “offer of securities to the public” in any relevant member state means the communication in any form and by any means of sufficient information on the terms of the offer and the securities to be offered so as to enable an investor to decide to purchase or subscribe for the securities, as the expression may be varied in that member state by any measure implementing the Prospectus Directive in that member state, and the expression “Prospectus Directive” means Directive 2003/71/EC (and amendments thereto, including the 2010 PD Amending Directive, to the extent implemented in the relevant member state), and includes any relevant implementing measure in the relevant member state, and includes any relevant implementing measure in each relevant member state. The expression “2010 PD Amending Directive” means Directive 2010/73/EU.

We have not authorized and do not authorize the making of any offer of securities through any financial intermediary on their behalf, other than offers made by the underwriters with a view to the final placement of the securities as contemplated in this prospectus. Accordingly, no purchaser of the securities, other than the underwriters, is authorized to make any further offer of the securities on behalf of us or the underwriters.

Notice to Prospective Investors in the United Kingdom

Our partnership may constitute a “collective investment scheme” as defined by section 235 of the Financial Services and Markets Act 2000 (FSMA) that is not a “recognized collective investment scheme” for the purposes of FSMA (CIS) and that has not been authorized or otherwise approved. As an unregulated scheme, it cannot be marketed in the United Kingdom to the general public, except in accordance with FSMA. This prospectus is only being distributed in the United Kingdom to, and is only directed at:

(1) if our partnership is a CIS and is marketed by a person who is an authorized person under FSMA, (a) investment professionals falling within Article 14(5) of the Financial Services and Markets Act 2000 (Promotion of Collective Investment Schemes) Order 2001, as amended (the CIS Promotion Order) or (b) high net worth companies and other persons falling within Article 22(2)(a) to (d) of the CIS Promotion Order; or

(2) otherwise, if marketed by a person who is not an authorized person under FSMA, (a) persons who fall within Article 19(5) of the Financial Services and Markets Act 2000 (Financial Promotion) Order 2005, as amended (the Financial Promotion Order) or (b) Article 49(2)(a) to (d) of the Financial Promotion Order; and

(3) in both cases (1) and (2) to any other person to whom it may otherwise lawfully be made (all such persons together being referred to as “relevant persons”).

Our partnership’s common units are only available to, and any invitation, offer or agreement to subscribe, purchase or otherwise acquire such common units will be engaged in only with, relevant persons. Any person who is not a relevant person should not act or rely on this document or any of its contents.

An invitation or inducement to engage in investment activity (within the meaning of Section 21 of FSMA) in connection with the issue or sale of any common units which are the subject of the offering contemplated by this prospectus will only be communicated or caused to be communicated in circumstances in which Section 21(1) of FSMA does not apply to our partnership.

Notice to Prospective Investors in Switzerland

This prospectus is being communicated in Switzerland to a small number of selected investors only. Each copy of this prospectus is addressed to a specifically named recipient and may not be copied, reproduced, distributed or passed on to third parties. Our common units are not being offered to the public in Switzerland, and neither this prospectus, nor any other offering materials relating to our common units may be distributed in connection with any such public offering. We have not been registered with the Swiss Financial Market Supervisory Authority FINMA as a foreign collective investment scheme pursuant to Article 120 of the Collective Investment Schemes Act of June 23, 2006 (CISA). Accordingly, our common units may not be offered to the public in or from Switzerland, and neither this prospectus, nor any other offering materials relating to our common units may be made available through a public offering in or from Switzerland. Our common units may only be offered and this prospectus may only be distributed in or from Switzerland by way of private placement exclusively to qualified investors (as this term is defined in the CISA and its implementing ordinance).

Notice to Prospective Investors in Germany

This document has not been prepared in accordance with the requirements for a securities or sales prospectus under the German Securities Prospectus Act (Wertpapierprospektgesetz), the German Sales Prospectus Act (Verkaufsprospektgesetz), or the German Investment Act (Investmentgesetz). Neither the German Federal Financial Services Supervisory Authority (Bundesanstalt für Finanzdienstleistungsaufsicht — BaFin) nor any other German authority has been notified of the intention to distribute our common units in Germany. Consequently, our common units may not be distributed in Germany by way of public offering, public advertisement or in any similar manner and this document and any other document relating to the offering, as well as information or statements contained therein, may not be supplied to the public in Germany or used in connection with any offer for subscription of our common units to the public in Germany or any other means of public marketing. Our common units are being offered and sold in Germany only to qualified investors which are referred to in Section 3, paragraph 2 no. 1, in connection with Section 2, no. 6, of the German Securities Prospectus Act, Section 8f paragraph 2 no. 4 of the German Sales Prospectus Act, and in Section 2 paragraph 11 sentence 2 no. 1 of the German Investment Act. This document is strictly for use of the person who has received it. It may not be forwarded to other persons or published in Germany.

The offering does not constitute an offer to sell or the solicitation or an offer to buy our common units in any circumstances in which such offer or solicitation is unlawful.

Notice to Prospective Investors in the Netherlands

Our common units may not be offered or sold, directly or indirectly, in the Netherlands, other than to qualified investors (gekwalificeerde beleggers) within the meaning of Article 1:1 of the Dutch Financial Supervision Act (Wet op het financieel toezicht).

LEGAL MATTERS

Vinson & Elkins L.L.P. will issue opinions about the validity of the common units offered hereby and various other legal matters in connection with the offering on our behalf. Baker Botts L.L.P., the underwriters’ counsel, will issue opinions about various legal matters in connection with the offering on behalf of the underwriters. Skadden, Arps, Slate, Meagher, & Flom LLP, the selling unitholder’s counsel, will also issue opinions about various legal matters in connection with this offering on behalf of the selling unitholder.

EXPERTS

The financial statements of Plains All American Pipeline, L.P. and management’s assessment of the effectiveness of internal control over financial reporting (which is included in Management’s Report on Internal Control over Financial Reporting) incorporated in this prospectus supplement by reference to the Annual Report on Form 10-K for the year ended December 31, 2010, have been incorporated in reliance on the report of PricewaterhouseCoopers LLP, an independent registered public accounting firm, given on the authority of said firm as experts in auditing and accounting.

WHERE YOU CAN FIND MORE INFORMATION

We are “incorporating by reference” into this prospectus supplement information we file with the Securities and Exchange Commission, or SEC. This procedure means that we can disclose important information to you by referring you to documents filed with the SEC. The information we incorporate by reference is part of this prospectus supplement and later information that we file with the SEC will automatically update and supersede this information. We incorporate by reference the documents listed below and any future filings we make with the SEC under Sections 13(a), 13(c), 14 or 15(d) of the Exchange Act (excluding any information furnished and not filed pursuant to any Current Report on Form 8-K) until the offering and sale of the common units contemplated by this prospectus supplement are complete:

•	Annual Report on Form 10-K for the year ended December 31, 2010;

•	Quarterly Report on Form 10-Q for the quarter ended March 31, 2011;

•	Quarterly Report on Form 10-Q for the quarter ended June 30, 2011;

•	Current Report on Form 8-K filed with the SEC on January 7, 2011 (documentation related to 364-day credit facility);

•	Current Report on Form 8-K filed with the SEC on January 11, 2011 (documentation related to debt offering); and

•	Current Report on Form 8-K filed with the SEC on March 10, 2011 (documentation related to equity offering).

You may request a copy of these filings (other than any exhibits unless specifically incorporated by reference into this prospectus supplement and the accompanying prospectus) at no cost by making written or telephone requests for copies to:

Plains All American Pipeline, L.P.
333 Clay Street, Suite 1600
Houston, Texas 77002
Attention: Tim Moore
Telephone: (713) 646-4100

Additionally, you may read and copy any materials that we have filed with the SEC at the SEC’s Public Reference Room at 100 F Street, N.E., Room 1580, Washington, D.C. 20549. You may obtain information on the operation of the Public Reference Room by calling the SEC at 1-800-SEC-0330. The SEC maintains an internet site that contains reports, proxy and information statements, and other information regarding us. The SEC’s website address is www.sec.gov.

You should rely only on the information incorporated by reference or provided in this prospectus supplement. We have not, and the underwriters have not, authorized anyone else to provide you with any information. You should not assume that the information incorporated by reference or provided in this prospectus supplement or the accompanying prospectus is accurate as of any date other than its date.

PROSPECTUS

17,646,478 Common Units

Representing Limited Partner Interests

Plains All American Pipeline, L.P.

Up to 17,646,478 of our common units may be offered from time to time by the selling unitholders named in this prospectus. The selling unitholders may sell the common units at various times and in various types of transactions, including sales in the open market, sales in negotiated transactions and sales by a combination of methods. We will not receive any proceeds from the sale of common units by the selling unitholders.

Our common units are traded on the New York Stock Exchange under the symbol “PAA.”

Investing in our common units involves risks. Limited partnerships are inherently different from corporations. You should carefully consider the factors described under “Risk Factors” beginning on page 5 of this prospectus before you make an investment in our securities.

Neither the Securities and Exchange Commission nor any state securities commission has approved or disapproved these securities or determined if this prospectus is truthful or complete. Any representation to the contrary is a criminal offense.

The date of this prospectus is December 11, 2008.

In making your investment decision, you should rely only on the information contained or incorporated by reference in this prospectus. We have not authorized anyone to provide you with any other information. If anyone provides you with different or inconsistent information, you should not rely on it.

You should not assume that the information contained in this prospectus is accurate as of any date other than the date on the front cover of this prospectus. You should not assume that the information contained in the documents incorporated by reference in this prospectus is accurate as of any date other than the respective dates of those documents. Our business, financial condition, results of operations and prospects may have changed since those dates.

ABOUT THIS PROSPECTUS

This prospectus is part of a registration statement that we have filed with the Securities and Exchange Commission using a “shelf” registration process. Under this shelf registration process, the selling unitholders may, over time, offer and sell up to 17,646,478 of our common units. In connection with certain sales of securities hereunder, a prospectus supplement may accompany this prospectus. The prospectus supplement may also add to, update or change information contained in this prospectus. Before you invest in our securities, you should carefully read this prospectus and any prospectus supplement and the additional information described under the heading “Where You Can Find More Information.” To the extent information in this prospectus is inconsistent with information contained in a prospectus supplement, you should rely on the information in the prospectus supplement. You should read both this prospectus and any prospectus supplement, together with additional information described under the heading “Where You Can Find More Information,” and any additional information you may need to make your investment decision.

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WHERE YOU CAN FIND MORE INFORMATION

We have filed a registration statement with the SEC under the Securities Act of 1933 that registers the securities offered by this prospectus. The registration statement, including the attached exhibits, contains additional relevant information about us. The rules and regulations of the SEC allow us to omit some information included in the registration statement from this prospectus.

In addition, we file annual, quarterly and other reports and other information with the SEC. You may read and copy any document we file at the SEC’s public reference room at 100 F Street, N.E., Washington, D.C. 20549. Please call the SEC at 1-800-732-0330 for further information on the operation of the SEC’s public reference room. Our SEC filings are available on the SEC’s web site at http://www.sec.gov. We also make available free of charge on our website, at http://www.paalp.com, all materials that we file electronically with the SEC, including our annual report on Form 10-K, quarterly reports on Form 10-Q, current reports on Form 8-K, Section 16 reports and amendments to these reports as soon as reasonably practicable after such materials are electronically filed with, or furnished to, the SEC.

The SEC allows us to “incorporate by reference” the information we have filed with the SEC. This means that we can disclose important information to you without actually including the specific information in this prospectus by referring you to other documents filed separately with the SEC. These other documents contain important information about us, our financial condition and results of operations. The information incorporated by reference is an important part of this prospectus. Information that we file later with the SEC will automatically update and may replace information in this prospectus and information previously filed with the SEC. We incorporate by reference the documents listed below and any future filings made by Plains All American Pipeline, L.P. with the SEC under Sections 13(a), 13(c), 14 or 15(d) of the Securities Exchange Act of 1934 (excluding any information furnished and not filed with the SEC) until all offerings under this shelf registration statement are completed or after the date on which the registration statement that includes this prospectus was initially filed with the SEC and before the effectiveness of such registration statement:

•	Annual Report on Form 10-K for the year ended December 31, 2007;

•	Quarterly Reports on Form 10-Q for the quarters ended March 31, 2008, June 30, 2008 and September 30, 2008;

•	Current Report on Form 8-K filed with the SEC on January 4, 2008 (amendment of the Limited Partnership Agreement of Plains AAP, L.P. and the Limited Liability Company Agreement of Plains All American GP LLC, modifications to the Class B Restricted Units Agreements and assignment of general partnership interest of the general partnership interest in Plains AAP, L.P.);

•	Current Report on Form 8-K filed with the SEC on March 10, 2008 (audited balance sheet of PAA GP LLC as of December 31, 2007);

•	Current Report on Form 8-K filed (other than Items 7.01 and 9.01, which were furnished) with the SEC on April 7, 2008 (execution of Rainbow Pipe Line Company Ltd. acquisition agreement);

•	Current Report on Form 8-K filed with the SEC on April 15, 2008 (amendment of the Limited Partnership Agreement of Plains All American Pipeline, L.P.);

•	Current Report on Form 8-K filed (other than Item 7.01, which was furnished) with the SEC on April 18, 2008 (announcement of debt offering);

•	Current Report on Form 8-K filed (other than Items 7.01 and 9.01, which were furnished) with the SEC on April 18, 2008 (announcement of Rainbow IDR reduction);

•	Current Report on Form 8-K filed (other than Item 7.01, which was furnished) with the SEC on April 23, 2008 (documentation related to debt offering);

•	Current Report on Form 8-K filed (other than Item 7.01, which was furnished) with the SEC on May 12, 2008 (execution of underwriting agreement related to equity offering);

•	Current Report on Form 8-K filed with the SEC on May 20, 2008 (unaudited consolidated balance sheet of PAA GP LLC as of March 31, 2008);

•	Current Report on Form 8-K filed with the SEC on May 30, 2008 (amendment of the Limited Partnership Agreement of Plains All American Pipeline, L.P.);

•	Current Report on Form 8-K filed with the SEC on July 28, 2008 (officer title changes);

•	Current Report on Form 8-K filed (other than Item 7.01, which was furnished) with the SEC on August 7, 2008 (amendment of the Limited Partnership Agreement of Plains AAP, L.P. and the Limited Liability Company Agreement of Plains All American GP LLC);

•	Current Report on Form 8-K filed with the SEC on August 19, 2008 (unaudited consolidated balance sheet of PAA GP LLC as of June 30, 2008);

•	Current Report on Form 8-K filed with the SEC on October 31, 2008 (extension of exchange offer of senior notes);

•	Current Report on Form 8-K filed with the SEC on November 7, 2008 (second restated credit agreement);

•	Current Report on Form 8-K filed with the SEC on November 14, 2008 (unaudited consolidated balance sheet of PAA GP LLC as of September 30, 2008);

•	Current Report on Form 8-K filed (other than Item 7.01, which was furnished) with the SEC on November 14, 2008 (board of director changes); and

•	the description of our common units contained in our Form 8-A/A dated November 3, 1998 and any subsequent amendment thereto filed for the purpose of updating such description.

You may obtain any of the documents incorporated by reference in this prospectus from the SEC through the SEC’s website at the address provided above. You also may request a copy of any document incorporated by reference in this prospectus (including exhibits to those documents specifically incorporated by reference in this document), at no cost, by visiting our internet website at www.paalp.com, or by writing or calling us at the following address:

Plains All American Pipeline, L.P.
333 Clay Street, Suite 1600
Houston, Texas 77002
Attention: Tim Moore
Telephone: (713) 646-4100

FORWARD-LOOKING STATEMENTS

All statements included or incorporated by reference in this prospectus or the accompanying prospectus supplement, other than statements of historical fact, are forward-looking statements, including but not limited to statements identified by the words “anticipate,” “believe,” “estimate,” “expect,” “plan,” “intend” and “forecast,” as well as similar expressions and statements regarding our business strategy, plans and objectives of our management for future operations. The absence of these words, however, does not mean that the statements are not forward-looking. These statements reflect our current views with respect to future events, based on what we believe are reasonable assumptions. Certain factors could cause actual results to differ materially from results anticipated in the forward-looking statements. These factors include, but are not limited to:

•	failure to implement or capitalize on planned internal growth projects;

•	maintenance of our credit rating and ability to receive open credit from our suppliers and trade counterparties;

•	continued creditworthiness of, and performance by, our counterparties, including financial institutions and trading companies with which we do business;

•	the success of our risk management activities;

•	environmental liabilities or events that are not covered by an indemnity, insurance or existing reserves;

•	abrupt or severe declines or interruptions in outer continental shelf production located offshore California and transported on our pipeline systems;

•	shortages or cost increases of power supplies, materials or labor;

•	the availability of adequate third-party production volumes for transportation and marketing in the areas in which we operate, and other factors that could cause declines in volumes shipped on our pipelines by us and third-party shippers, such as declines in production from existing oil and gas reserves or failure to develop additional oil and gas reserves;

•	fluctuations in refinery capacity in areas supplied by our mainlines, and other factors affecting demand for various grades of crude oil, refined products and natural gas and resulting changes in pricing conditions or transportation throughput requirements;

•	the availability of, and our ability to consummate, acquisition or combination opportunities;

•	our ability to obtain debt or equity financing on satisfactory terms to fund additional acquisitions, expansion projects, working capital requirements and the repayment or refinancing of indebtedness;

•	the successful integration and future performance of acquired assets or businesses and the risks associated with operating in lines of business that are distinct and separate from our historical operations;

•	unanticipated changes in crude oil market structure and volatility (or lack thereof);

•	the impact of current and future laws, rulings, governmental regulations and interpretations;

•	the effects of competition;

•	interruptions in service and fluctuations in tariffs or volumes on third-party pipelines;

•	increased costs or lack of availability of insurance;

•	fluctuations in the debt and equity markets, including the price of our units at the time of vesting under our long-term incentive plans;

•	the currency exchange rate of the Canadian dollar;

•	weather interference with business operations or project construction;

•	risks related to the development and operation of natural gas storage facilities;

•	future developments and circumstances at the time distributions are declared;

•	general economic, market or business conditions; and

•	other factors and uncertainties inherent in the transportation, storage, terminalling and marketing of crude oil, refined products and liquefied petroleum gas and other natural gas related petroleum products.

Other factors described herein or incorporated by reference, or factors that are unknown or unpredictable, could also have a material adverse effect on future results. Please read “Risk Factors” beginning on page 5 of this prospectus and in Item 1A. “Risk Factors” in our annual report on Form 10-K for the year ended December 31, 2007. Except as required by securities laws applicable to the documents incorporated by reference, we do not intend to update these forward-looking statements and information.

WHO WE ARE

We are a Delaware limited partnership formed in September 1998. Our operations are conducted directly and indirectly through our operating subsidiaries. We are engaged in the transportation, storage, terminalling and marketing of crude oil, refined products and liquefied petroleum gas and other natural gas related petroleum products. We own an extensive network of pipeline transportation, terminalling, storage and gathering assets in key oil producing basins, transportation corridors and at major market hubs in the United States and Canada. In addition, through our 50% equity ownership in PAA/Vulcan Gas Storage, LLC, we are also engaged in the development and operation of natural gas storage facilities.

For purposes of this prospectus, unless the context clearly indicates otherwise, “we,” “us,” “our,” “Plains All American Pipeline” and similar terms refer to Plains All American Pipeline, L.P. and its subsidiaries. References to our “general partner,” as the context requires, includes any or all of PAA GP LLC, Plains AAP, L.P. and Plains All American GP LLC.

Our executive offices are located at 333 Clay Street, Suite 1600, Houston, Texas 77002 and our telephone number is (713) 646-4100.

For additional information as to our business, properties and financial condition, please refer to the documents cited in “Where You Can Find More Information.”

RISK FACTORS

An investment in our securities involves a high degree of risk. You should carefully consider the risk factors and all of the other information included in, or incorporated by reference into, this prospectus, including those in Item 1A. “Risk Factors” in our annual report on Form 10-K for the year ended December 31, 2007, in evaluating an investment in our securities. If any of these risks were to occur, our business, financial condition or results of operations could be adversely affected. In that case, the trading price of our common units could decline and you could lose all or part of your investment. When we offer and sell any securities pursuant to a prospectus supplement, we may include additional risk factors relevant to such securities in the prospectus supplement.

USE OF PROCEEDS

We will not receive any proceeds from the sale of common units by the selling unitholders.

DESCRIPTION OF OUR COMMON UNITS

Generally, our common units represent limited partner interests that entitle the holders to participate in our cash distributions and to exercise the rights and privileges available to limited partners under our partnership agreement. For a description of the relative rights and preferences of holders of common units and our general partner in and to cash distributions. See “Cash Distribution Policy.”

Our outstanding common units are listed on the NYSE under the symbol “PAA.” Any additional common units we issue will also be listed on the NYSE.

The transfer agent and registrar for our common units is American Stock Transfer & Trust Company.

Meetings/Voting

Each holder of common units is entitled to one vote for each common unit on all matters submitted to a vote of the unitholders.

Status as Limited Partner or Assignee

Except as described below under “— Limited Liability,” the common units will be fully paid, and unitholders will not be required to make additional capital contributions to us.

Each purchaser of common units offered by this prospectus must execute a transfer application whereby the purchaser requests admission as a substituted limited partner and makes representations and agrees to provisions stated in the transfer application. If this action is not taken, a purchaser will not be registered as a record holder of common units on the books of our transfer agent or issued a common unit certificate. Purchasers may hold common units in nominee accounts.

An assignee, pending its admission as a substituted limited partner, is entitled to an interest in us equivalent to that of a limited partner with respect to the right to share in allocations and distributions, including liquidating distributions. Our general partner will vote and exercise other powers attributable to common units owned by an assignee who has not become a substituted limited partner at the written direction of the assignee. A nominee or broker who has executed a transfer application with respect to common units held in street name or nominee accounts will receive distributions and reports pertaining to its common units.

Limited Liability

Assuming that a limited partner does not participate in the control of our business within the meaning of the Delaware Revised Uniform Limited Partnership Act (the “Delaware Act”) and that he otherwise acts in conformity with the provisions of our partnership agreement, his liability under the Delaware Act will be limited, subject to some possible exceptions, generally to the amount of capital he is obligated to contribute to us in respect of his units plus his share of any undistributed profits and assets.

Under the Delaware Act, a limited partnership may not make a distribution to a partner to the extent that at the time of the distribution, after giving effect to the distribution, all liabilities of the partnership, other than liabilities to partners on account of their partnership interests and liabilities for which the recourse of creditors is limited to specific property of the partnership, exceed the fair value of the assets of the limited partnership. For the purposes of determining the fair value of the assets of a limited partnership, the Delaware Act provides that the fair value of the property subject to liability of which recourse of creditors is limited shall be included in the assets of the limited partnership only to the extent that the fair value of that property exceeds the nonrecourse liability. The Delaware Act provides that a limited partner who receives a distribution and knew at the time of the distribution that the distribution was in violation of the Delaware Act is liable to the limited partnership for the amount of the distribution for three years from the date of the distribution.

Reports and Records

As soon as practicable, but in no event later than 120 days after the close of each fiscal year, our general partner will furnish or make available to each unitholder of record (as of a record date selected by our general partner) an annual report containing our audited financial statements for the past fiscal year. These financial statements will be prepared in accordance with generally accepted accounting principles. In addition, no later than 45 days after the close of each quarter (except the fourth quarter), our general partner will furnish or make available to each unitholder of record (as of a record date selected by our general partner) a report containing our unaudited financial statements and any other information required by law.

Our general partner will use all reasonable efforts to furnish each unitholder of record information reasonably required for tax reporting purposes within 90 days after the close of each fiscal year. Our general partner’s ability to furnish this summary tax information will depend on the cooperation of unitholders in supplying information to our general partner. Each unitholder will receive information to assist him in determining his U.S. federal and state and Canadian federal and provincial tax liability and filing his U.S. federal and state and Canadian federal and provincial income tax returns.

A limited partner can, for a purpose reasonably related to the limited partner’s interest as a limited partner, upon reasonable demand and at his own expense, have furnished to him:

•	a current list of the name and last known address of each partner;

•	a copy of our tax returns;

•	information as to the amount of cash and a description and statement of the agreed value of any other property or services, contributed or to be contributed by each partner and the date on which each became a partner;

•	copies of our partnership agreement, our certificate of limited partnership, amendments to either of them and powers of attorney which have been executed under our partnership agreement;

•	information regarding the status of our business and financial condition; and

•	any other information regarding our affairs as is just and reasonable.

Our general partner may, and intends to, keep confidential from the limited partners trade secrets and other information the disclosure of which our general partner believes in good faith is not in our best interest or which we are required by law or by agreements with third parties to keep confidential.

CASH DISTRIBUTION POLICY

Distributions of Available Cash

General.  We will distribute to our unitholders, on a quarterly basis, all of our available cash in the manner described below.

Definition of Available Cash.  Available cash generally means, for any quarter ending prior to liquidation, all cash on hand at the end of that quarter less the amount of cash reserves that are necessary or appropriate in the reasonable discretion of the general partner to:

•	provide for the proper conduct of our business;

•	comply with applicable law or any partnership debt instrument or other agreement; or

•	provide funds for distributions to unitholders and the general partner in respect of any one or more of the next four quarters.

Operating Surplus and Capital Surplus

General.  Cash distributions to our unitholders will be characterized as either operating surplus or capital surplus. We distribute available cash from operating surplus differently than available cash from capital surplus. See “— Quarterly Distributions of Available Cash.”

Definition of Operating Surplus.  Operating surplus refers generally to:

•	our cash balances on the closing date of our initial public offering; plus

•	$25 million; plus

•	all of our cash receipts from operations, excluding cash that is capital surplus; less

•	all of our operating expenses, debt service payments, (but not including payments required with the sale of assets or any refinancing with the proceeds of new indebtedness or an equity offering,) maintenance capital expenditures and reserves established for future operations.

Definition of Capital Surplus.  Capital surplus will generally be generated only by:

•	borrowings other than working capital borrowings;

•	sales of debt and equity securities; and

•	sales or other dispositions of assets for cash, other than inventory, accounts receivable and other assets in the ordinary course of business.

We will treat all available cash distributed as coming from operating surplus until the sum of all available cash distributed since we began equals the operating surplus as of the end of the quarter prior to the distribution. Any available cash in excess of operating surplus, regardless of its source, will be treated as capital surplus.

If we distribute available cash from capital surplus for each common unit in an aggregate amount per common unit equal to the initial public offering price of the common units, there will not be a distinction between operating surplus and capital surplus, and all distributions of available cash will be treated as operating surplus. We do not anticipate that we will make distributions from capital surplus.

Incentive Distribution Rights

The incentive distribution rights represent the right to receive an increasing percentage of quarterly distributions of available cash from operating surplus after the minimum quarterly distribution and the target distribution levels have been achieved. The target distribution levels are based on the amounts of available cash from operating surplus distributed above the payments made under the minimum quarterly distribution, if any, and the related 2% distribution to the general partner.

Effect of Issuance of Additional Units

We can issue additional common units or other equity securities for consideration and under terms and conditions approved by our general partner in its sole discretion and without the approval of our unitholders. We may fund acquisitions through the issuance of additional common units or other equity securities.

Holders of any additional common units that we issue will be entitled to share equally with our then-existing unitholders in distributions of available cash. In addition, the issuance of additional interests may dilute the value of the interests of the then-existing unitholders. If we issue additional partnership interests, our general partner will be required to make an additional capital contribution to us.

Quarterly Distributions of Available Cash

We will make quarterly distributions to our partners prior to our liquidation in an amount equal to 100% of our available cash for that quarter. We expect to make distributions of all available cash within approximately 45 days after the end of each quarter to holders of record on the applicable record date. The minimum quarterly distribution and the target distribution levels are also subject to certain other adjustments as described below under “— Distributions from Capital Surplus” and “— Adjustment to the Minimum Quarterly Distribution and Target Distribution Levels.”

Distributions From Operating Surplus

We will make distributions of available cash from operating surplus in the following manner:

•	First, 98% to all unitholders, pro rata, and 2% to the general partner, until we distribute for each unit an amount equal to the minimum quarterly distribution for that quarter; and

•	Thereafter, in the manner described in “— Incentive Distribution Rights” below.

Incentive Distribution Rights

For any quarter that we distribute available cash from operating surplus to the common unitholders in an amount equal to the minimum quarterly distribution on all units, then we will distribute any additional available cash from operating surplus in that quarter among the unitholders and the general partner in the following manner:

•	First, 85% to all unitholders, pro rata, and 15% to the general partner, until each unitholder receives a total of $0.495 for that quarter for each outstanding unit (the “first target distribution”);

•	Second, 75% to all unitholders, pro rata, and 25% to the general partner, until each unitholder receives a total of $0.675 for that quarter for each outstanding unit (the “second target distribution”); and

•	Thereafter, 50% to all unitholders, pro rata, and 50% to the general partner.

Our distributions to the general partner above, other than in its capacity as holders of units, that are in excess of its aggregate 2% general partner interest represent the incentive distribution rights. The right to receive incentive distribution rights is not part of its general partner interest and may be transferred separately from that interest, subject to certain restrictions.

Adjustments to Incentive Distribution Rights

In connection with acquisitions or similar transactions, we have and may in the future modify the incentive distribution rights to, among other reasons, accelerate the accretion or other benefits of the transaction to limited partners.

Upon closing of the Pacific and Rainbow acquisitions, our general partner agreed to reduce the amounts due it as incentive distributions. The total reduction in incentive distributions related to these acquisitions will be $75 million. Following our distribution in November 2008, the remaining incentive distribution reductions related to Pacific and Rainbow totaled approximately $38 million.

Distributions from Capital Surplus

How Distributions from Capital Surplus Will Be Made.  We will make distributions of available cash from capital surplus in the following manner:

•	First, 98% to all unitholders, pro rata, and 2% to the general partner, until we distribute, for each common unit issued in this offering, available cash from capital surplus in an aggregate amount per common unit equal to the initial public offering price; and

•	Thereafter, we will make all distributions of available cash from capital surplus as if they were from operating surplus.

Effect of a Distribution from Capital Surplus.  Our partnership agreement treats a distribution of available cash from capital surplus as the repayment of the initial unit price. To show that repayment, the minimum quarterly distribution and the target distribution levels will be reduced by multiplying each amount by a fraction, the numerator of which is the unrecovered capital of the common units immediately after giving effect to that repayment and the denominator of which is the unrecovered capital of the common units immediately prior to that repayment.

When Payback Occurs.  When “payback” of the reduced initial unit price has occurred, i.e., when the unrecovered capital of the common units is zero, then

•	the minimum quarterly distribution and the target distribution levels will be reduced to zero for subsequent quarters;

•	all distributions of available cash will be treated as operating surplus; and

•	the general partner will be entitled to receive 50% of distributions of available cash in its capacities as general partner and as holder of the incentive distribution rights.

Distributions of available cash from capital surplus will not reduce the minimum quarterly distribution or target distribution levels for the quarter in which they are distributed.

Adjustment to the Minimum Quarterly Distribution and Target Distribution Levels

How We Adjust the Minimum Quarterly Distribution and Target Distribution Levels.  In addition to adjusting the minimum quarterly distribution and target distribution levels to reflect a distribution of capital surplus, if we combine our units into fewer units or subdivide our units into a greater number of units (but not if we issue additional common units for cash or property), we will proportionately adjust:

•	the minimum quarterly distribution;

•	the target distribution levels;

•	the unrecovered capital; and

•	other amounts calculated on a per unit basis.

For example, in the event of a two-for-one split of the common units (assuming no prior adjustments), the minimum quarterly distribution, each of the target distribution levels and the unrecovered capital of the common units would each be reduced to 50% of its initial level.

If We Became Subject to Taxation.  If legislation is enacted or if existing law is modified or interpreted by the relevant governmental authority so that we become taxable as a corporation or otherwise subject to taxation as an entity for federal, state or local income tax purposes, we will adjust the minimum quarterly distribution and each of the target distribution levels, respectively, to equal the product obtained by multiplying the amount thereof by:

•	one minus the sum of (x) the maximum effective federal income tax rate to which we as an entity were subject plus (y) any increase in state and local income taxes to which we are subject for the taxable year of the event, after adjusting for any allowable deductions for federal income tax purposes for the payment of state and local income taxes.

For example, assuming we were not previously subject to state and local income tax, if we become taxable as an entity for federal income tax purposes and became subject to a maximum marginal federal, and effective state and local, income tax rate of 38%, then the minimum quarterly distribution and the target distribution levels would each be reduced to 62% of the amount immediately prior to that adjustment.

Distribution of Cash Upon Liquidation

General.  If we dissolve and liquidate, we will sell our assets or otherwise dispose of our assets and we will adjust the partners’ capital account balances to show any resulting gain or loss. We will first apply the proceeds of liquidation to the payment of our creditors in the order of priority provided in our partnership agreement and by law and, thereafter, distribute to the unitholders and the general partner in accordance with their adjusted capital account balances.

Manner of Adjustment.  If we liquidate, we would allocate any loss to the general partner and each unitholder as follows:

•	First, 98% to the holders of common units who have positive balances in their capital accounts in proportion to those positive balances and 2% to the general partner, until the capital accounts of the common unitholders have been reduced to zero; and

•	Thereafter, 100% to the general partner.

Interim Adjustments to Capital Accounts.  If we issued additional security interests or made distributions of property, interim adjustments to capital accounts would also be made. These adjustments would be based on the fair market value of the interests or the property distributed and any gain or loss would be allocated to the unitholders and the general partner in the same way that a gain or loss is allocated upon liquidation. If positive interim adjustments are made to the capital accounts, any subsequent negative adjustments to the capital accounts resulting from our issuance of additional interests, distributions of property, or upon our liquidation, would be allocated in a way that, to the extent possible, in the capital account balances of the general partner equaling the amount which would have been the general partner’s capital account balances if no prior positive adjustments to the capital accounts had been made.

DESCRIPTION OF OUR PARTNERSHIP AGREEMENT

The following is a summary of the material provisions of our partnership agreement. The following provisions of our partnership agreement are summarized elsewhere in this prospectus:

•	distributions of our available cash are described under “Cash Distribution Policy;”

•	allocations of taxable income and other tax matters are described under “Material Income Tax Considerations;” and

•	rights of holders of common units are described under “Description of Our Common Units.”

Purpose

Our purpose under our partnership agreement is to serve as a partner of our operating partnerships and to engage in any business activities that may be engaged in by our operating partnerships or that are approved by our general partner. The partnership agreements of our operating partnerships provide that they may engage in any activity that was engaged in by our predecessors at the time of our initial public offering or reasonably related thereto and any other activity approved by our general partner.

Power of Attorney

Each limited partner, and each person who acquires a unit from a unitholder and executes and delivers a transfer application, grants to our general partner and, if appointed, a liquidator, a power of attorney to, among other things, execute and file documents required for our qualification, continuance or dissolution. The power of attorney also grants the authority for the amendment of, and to make consents and waivers under, our partnership agreement.

Reimbursements of Our General Partner

Our general partner does not receive any compensation for its services as our general partner. It is, however, entitled to be reimbursed for all of its costs incurred in managing and operating our business. Our partnership agreement provides that our general partner will determine the expenses that are allocable to us in any reasonable manner determined by our general partner in its sole discretion.

Issuance of Additional Securities

Our partnership agreement authorizes us to issue an unlimited number of additional limited partner interests and other equity securities that are equal in rank with or junior to our common units on terms and conditions established by our general partner in its sole discretion without the approval of any limited partners.

It is likely that we will fund acquisitions through the issuance of additional common units or other equity securities. Holders of any additional common units we issue will be entitled to share equally with the then-existing holders of common units in our cash distributions. In addition, the issuance of additional partnership interests may dilute the value of the interests of the then-existing holders of common units in our net assets.

In accordance with Delaware law and the provisions of our partnership agreement, we may also issue additional partnership interests that, in the sole discretion of our general partner, may have special voting rights to which common units are not entitled.

Our general partner has the right, which it may from time to time assign in whole or in part to any of its affiliates, to purchase common units or other equity securities whenever, and on the same terms that, we issue those securities to persons other than our general partner and its affiliates, to the extent necessary to maintain their percentage interests in us that existed immediately prior to the issuance. The holders of common units will not have preemptive rights to acquire additional common units or other partnership interests in us.

Amendments to Our Partnership Agreement

Amendments to our partnership agreement may be proposed only by our general partner. Any amendment that materially and adversely affects the rights or preferences of any type or class of limited partner interests in relation to other types or classes of limited partner interests or our general partner interest will require the approval of at least a majority of the type or class of limited partner interests or general partner interests so affected. However, in some circumstances, more particularly described in our partnership agreement, our general partner may make amendments to our partnership agreement without the approval of our limited partners or assignees.

Withdrawal or Removal of Our General Partner

Our general partner has agreed not to withdraw voluntarily as our general partner prior to December 31, 2008 without obtaining the approval of the holders of a majority of our outstanding common units, excluding those held by our general partner and its affiliates, and furnishing an opinion of counsel regarding limited liability and tax matters. On or after December 31, 2008, our general partner may withdraw as general partner without first obtaining approval of any unitholder by giving 90 days’ written notice, and that withdrawal will not constitute a violation of our partnership agreement. In addition, our general partner may withdraw without unitholder approval upon 90 days’ notice to our limited partners if at least 50% of our outstanding common units are held or controlled by one person and its affiliates other than our general partner and its affiliates.

Upon the voluntary withdrawal of our general partner, the holders of a majority of our outstanding common units, excluding the common units held by the withdrawing general partner and its affiliates, may elect a successor to the withdrawing general partner. If a successor is not elected, or is elected but an opinion of counsel regarding limited liability and tax matters cannot be obtained, we will be dissolved, wound up and liquidated, unless within 90 days after that withdrawal, the holders of a majority of our outstanding units, excluding the common units held by the withdrawing general partner and its affiliates, agree to continue our business and to appoint a successor general partner.

Our general partner may not be removed unless that removal is approved by the vote of the holders of not less than two-thirds of our outstanding units, including units held by our general partner and its affiliates, and we receive an opinion of counsel regarding limited liability and tax matters. Any removal of this kind is also subject to the approval of a successor general partner by the vote of the holders of a majority of our outstanding common units, including those held by our general partner and its affiliates.

While our partnership agreement limits the ability of our general partner to withdraw, it allows the general partner interest and incentive distribution rights to be transferred to an affiliate or to a third party in conjunction with a merger or sale of all or substantially all of the assets of our general partner.

In addition, our partnership agreement expressly permits the sale, in whole or in part, of the ownership of our general partner. Our general partner may also transfer, in whole or in part, the common units it owns.

Liquidation and Distribution of Proceeds

Upon our dissolution, unless we are reconstituted and continued as a new limited partnership, the person authorized to wind up our affairs (the liquidator) will, acting with all the powers of our general partner that the liquidator deems necessary or desirable in its good faith judgment, liquidate our assets. The proceeds of the liquidation will be applied as follows:

•	first, towards the payment of all of our creditors and the creation of a reserve for contingent liabilities; and

•	then, to all partners in accordance with the positive balance in the respective capital accounts.

Under some circumstances and subject to some limitations, the liquidator may defer liquidation or distribution of our assets for a reasonable period of time. If the liquidator determines that a sale would be impractical or would cause a loss to our partners, our general partner may distribute assets in kind to our partners.

Change of Management Provisions

Our partnership agreement contains the following specific provisions that are intended to discourage a person or group from attempting to remove our general partner or otherwise change management:

•	generally, if a person acquires 20% or more of any class of units then outstanding other than from our general partner or its affiliates, the units owned by such person cannot be voted on any matter; and

•	provisions limiting the ability of unitholders to call meetings or to acquire information about our operations, as well as other provisions limiting the unitholders’ ability to influence the manner or direction of management.

Limited Call Right

If at any time our general partner and its affiliates own 80% or more of the issued and outstanding limited partner interests of any class, our general partner will have the right to purchase all, but not less than all, of the outstanding limited partner interests of that class that are held by non-affiliated persons. The record date for determining ownership of the limited partner interests would be selected by our general partner on at least 10 but not more than 60 days’ notice. The purchase price in the event of a purchase under these provisions would be the greater of (1) the current market price (as defined in our agreement) of the limited partner interests of the class as of the date three days prior to the date that notice is mailed to the limited partners as provided in our partnership agreement and (2) the highest cash price paid by our general partner or any of its affiliates for any limited partner interest of the class purchased within the 90 days preceding the date our general partner mails notice of its election to purchase the units.

Indemnification

Under our partnership agreement, in most circumstances, we will indemnify our general partner, its affiliates and their officers and directors to the fullest extent permitted by law, from and against all losses, claims or damages any of them may suffer by reason of their status as general partner, officer or director, as long as the person seeking indemnity acted in good faith and in a manner reasonably believed to be in or (in the case of an indemnitee other than the general partner) not opposed to our best interest. Any indemnification under these provisions will only be out of our assets. Our general partner shall not be personally liable for, or have any obligation to contribute or loan funds or assets to us to enable us to effectuate any indemnification.

We are authorized to purchase insurance against liabilities asserted against and expenses incurred by persons for our activities, regardless of whether we would have the power to indemnify the person against liabilities under our partnership agreement.

Registration Rights

Under our partnership agreement, we have agreed to register for resale under the Securities Act and applicable state securities laws any common units, or other partnership securities proposed to be sold by our general partner or any of its affiliates or their assignees if an exemption from the registration requirements is not otherwise available. We are obligated to pay all expenses incidental to the registration, excluding underwriting discounts and commissions.

MATERIAL INCOME TAX CONSIDERATIONS

This section is a discussion of the material tax considerations that may be relevant to prospective unitholders who are individual citizens or residents of the United States and, unless otherwise noted in the following discussion, is the opinion of Vinson & Elkins L.L.P., counsel to our general partner and us, insofar as it relates to legal conclusions with respect to matters of United States federal income tax law. This section is based upon current provisions of the Internal Revenue Code, existing and proposed regulations, current administrative rulings and court decisions, all of which are subject to change. Later changes in these authorities may cause the tax consequences to vary substantially from the consequences described below. Unless the context otherwise requires, references in this section to “us” or “we” are references to Plains All American Pipeline, L.P.

The following discussion does not comment on all federal income tax matters affecting us or the unitholders. Moreover, the discussion focuses on unitholders who are individual citizens or residents of the United States and has only limited application to corporations, estates, trusts, nonresident aliens or other unitholders subject to specialized tax treatment, such as tax-exempt institutions, foreign persons, individual retirement accounts (IRAs), real estate investment trusts (REITs) or mutual funds. Accordingly, we urge each prospective unitholder to consult, and depend on, his own tax advisor in analyzing the federal, state, local and foreign tax consequences particular to him of the ownership or disposition of common units.

All statements as to matters of law and legal conclusions, but not as to factual matters, contained in this section, unless otherwise noted, are the opinion of Vinson & Elkins L.L.P. and are based on the accuracy of the representations made by us.

No ruling has been or will be requested from the IRS regarding any matter affecting us or prospective unitholders. Instead, we will rely on opinions of Vinson & Elkins L.L.P. Unlike a ruling, an opinion of counsel represents only that counsel’s best legal judgment and does not bind the IRS or the courts. Accordingly, the opinions and statements made herein may not be sustained by a court if contested by the IRS. Any contest of this sort with the IRS may materially and adversely impact the market for our common units and the prices at which common units trade. In addition, the costs of any contest with the IRS, principally legal, accounting and related fees, will result in a reduction in cash available for distribution to our unitholders and our general partner and thus will be borne indirectly by our unitholders and our general partner. Furthermore, the tax treatment of us, or of an investment in us, may be significantly modified by future legislative or administrative changes or court decisions. Any modifications may or may not be retroactively applied.

For the reasons described below, Vinson & Elkins L.L.P. has not rendered an opinion with respect to the following specific federal income tax issues: (1) the treatment of a unitholder whose common units are loaned to a short seller to cover a short sale of common units (please see ‘‘— Tax Consequences of Unit Ownership — Treatment of Short Sales”); (2) whether our monthly convention for allocating taxable income and losses is permitted by existing Treasury Regulations (please see “— Disposition of Common Units — Allocations Between Transferors and Transferees”); and (3) whether our method for depreciating Section 743 adjustments is sustainable in certain cases (please see “— Tax Consequences of Unit Ownership — Section 754 Election”).

Partnership Status

A partnership is not a taxable entity and incurs no federal income tax liability. Instead, each partner of a partnership is required to take into account his share of items of income, gain, loss and deduction of the partnership in computing his federal income tax liability, regardless of whether cash distributions are made to him by the partnership. Distributions by a partnership to a partner are generally not taxable to the partnership or to the partner unless the amount of cash distributed is in excess of the partner’s adjusted basis in his partnership interest.

Section 7704 of the Internal Revenue Code provides that publicly traded partnerships will, as a general rule, be taxed as corporations. However, an exception, referred to as the “Qualifying Income Exception,” exists with respect to publicly traded partnerships of which 90% or more of the gross income for every taxable year consists of “qualifying income.” Qualifying income includes income and gains derived from the transportation, storage, terminalling and marketing of crude oil, natural gas and products thereof. Other types of qualifying income include interest (other than from a financial business), dividends, gains from the sale of real property and gains from the sale or other disposition of capital assets held for the production of income that otherwise constitutes qualifying income. Moreover, recently enacted legislation has modified Section 7704(d)(1)(E) of the Internal Revenue Code to expand the definition of qualifying income to include income from the storage and transportation of certain alternative fuels and, among other things, the transportation and marketing of industrial source carbon dioxide. We estimate that less than 5% of our current gross income is not qualifying income; however, this estimate could change from time to time. Based upon and subject to this estimate, the factual representations made by us and the general partner and a review of the applicable legal authorities, Vinson & Elkins L.L.P. is of the opinion that at least 90% of our current gross income constitutes qualifying income. The portion of our income that is qualifying income may change from time to time.

No ruling has been or will be sought from the IRS and the IRS has made no determination as to our status or the status of the operating partnerships for federal income tax purposes or whether our operations generate “qualifying income” under Section 7704 of the Internal Revenue Code. Instead, we will rely on the opinion of Vinson & Elkins L.L.P. on such matters. It is the opinion of Vinson & Elkins L.L.P. that, based upon the Internal Revenue Code, its regulations, published revenue rulings and court decisions and the representations described below, we will be classified as a partnership and the operating partnerships will be treated as partnerships or disregarded as entities separate from us for federal income tax purposes.

In rendering its opinion, Vinson & Elkins L.L.P. has relied on factual representations made by us and our general partner. The representations made by us and our general partner upon which Vinson & Elkins L.L.P. has relied are:

(a) Neither we nor the operating partnerships have elected or will elect to be treated as a corporation;

(b) For each taxable year, more than 90% of our gross income has been and will be income that Vinson & Elkins L.L.P. has opined or will opine is “qualifying income” within the meaning of Section 7704(d) of the Internal Revenue Code; and

(c) Each hedging transaction that we treat as resulting in qualifying income has been and will be appropriately identified as a hedging transaction pursuant to applicable Treasury Regulations, and has been and will be associated with oil, gas, or products thereof that are held or to be held by us in activities that Vinson & Elkins L.L.P. has opined or will opine result in qualifying income.

If we fail to meet the Qualifying Income Exception, other than a failure that is determined by the IRS to be inadvertent and that is cured within a reasonable time after discovery (in which case the IRS may also require us to make adjustments with respect to our unitholders or pay other amounts), we will be treated as if we had transferred all of our assets, subject to liabilities, to a newly formed corporation, on the first day of the year in which we fail to meet the Qualifying Income Exception, in return for stock in that corporation, and then distributed that stock to the unitholders in liquidation of their interests in us. This deemed contribution and liquidation should be tax-free to unitholders and us so long as we, at that time, do not have liabilities in excess of the tax basis of our assets. Thereafter, we would be treated as a corporation for federal income tax purposes.

If we were treated as an association taxable as a corporation in any taxable year, either as a result of a failure to meet the Qualifying Income Exception or otherwise, our items of income, gain, loss and deduction would be reflected only on our tax return rather than being passed through to the unitholders, and our net income would be taxed to us at corporate rates. In addition, any distribution made to a unitholder would be treated as either taxable dividend income, to the extent of our current or accumulated earnings and profits, or, in the absence of earnings and profits, a nontaxable return of capital, to the extent of the unitholder’s tax basis in his common units, or taxable capital gain, after the unitholder’s tax basis in his common units is reduced to zero. Accordingly, taxation as a corporation would result in a material reduction in a unitholder’s cash flow and after-tax return and thus would likely result in a substantial reduction of the value of the units.

The discussion below is based on Vinson & Elkins L.L.P.’s opinion that we will be classified as a partnership for federal income tax purposes.

Limited Partner Status

Unitholders who have become limited partners of Plains All American Pipeline, L.P. will be treated as partners of Plains All American Pipeline, L.P. for federal income tax purposes. Also, unitholders whose common units are held in street name or by a nominee and who have the right to direct the nominee in the exercise of all substantive rights attendant to the ownership of their common units will be treated as partners of Plains All American Pipeline, L.P. for federal income tax purposes.

A beneficial owner of common units whose units have been transferred to a short seller to complete a short sale would appear to lose his status as a partner with respect to those units for federal income tax purposes. Please see “— Tax Consequences of Unit Ownership — Treatment of Short Sales.”

Income, gain, deductions or losses would not appear to be reportable by a unitholder who is not a partner for federal income tax purposes, and any cash distributions received by a unitholder who is not a partner for federal income tax purposes would therefore appear to be fully taxable as ordinary income. These holders are urged to consult their own tax advisors with respect to their tax consequences of holding common units in Plains All American Pipeline, L.P.

The references to “unitholders” in the discussion that follows are to persons who are treated as partners in Plains All American Pipeline, L.P. for federal income tax purposes.

Tax Consequences of Unit Ownership

Flow-Through of Taxable Income.  We will not pay any federal income tax. Instead, each unitholder will be required to report on his income tax return his share of our income, gains, losses and deductions without regard to whether corresponding cash distributions are received by him. Consequently, we may allocate income to a unitholder even if he has not received a cash distribution. Each unitholder will be required to include in income his allocable share of our income, gains, losses and deductions for our taxable year ending with or within his taxable year. Our taxable year ends on December 31.

Treatment of Distributions.  Distributions by us to a unitholder generally will not be taxable to the unitholder for federal income tax purposes, except to the extent the amount of any such cash distribution exceeds his tax basis in his common units immediately before the distribution. Our cash distributions in excess of a unitholder’s tax basis generally will be considered to be gain from the sale or exchange of our common units, taxable in accordance with the rules described under ‘‘— Disposition of Common Units.” Any reduction in a unitholder’s share of our liabilities for which no partner, including the general partner, bears the economic risk of loss, known as “nonrecourse liabilities,” will be treated as a distribution of cash to that unitholder. To the extent our distributions cause a unitholder’s “at risk” amount to be less than zero at the end of any taxable year, he must recapture any losses deducted in previous years. Please see “— Limitations on Deductibility of Losses.”

A decrease in a unitholder’s percentage interest in us because of our issuance of additional common units will decrease his share of our nonrecourse liabilities, and thus will result in a corresponding deemed distribution of cash. This deemed distribution may constitute a non-pro rata distribution. A non-pro rata distribution of money or property may result in ordinary income to a unitholder, regardless of his tax basis in his common units, if the distribution reduces the unitholder’s share of our “unrealized receivables,” including depreciation recapture, and/or substantially appreciated “inventory items,” both as defined in the Internal Revenue Code, and collectively, “Section 751 Assets.” To that extent, he will be treated as having been distributed his proportionate share of the Section 751 Assets and then having exchanged those assets with us in return for the non-pro rata portion of the actual distribution made to him. This latter deemed exchange will generally result in the unitholder’s realization of ordinary income, which will equal the excess of (1) the non-pro rata portion of that distribution over (2) the unitholder’s tax basis (generally zero) for the share of Section 751 Assets deemed relinquished in the exchange.

Basis of Common Units.  A unitholder’s initial tax basis for his common units will be the amount he paid for our common units plus his share of our nonrecourse liabilities. That basis will be increased by his share of our income and by any increases in his share of our nonrecourse liabilities. That basis will be decreased, but not below zero, by distributions from us, by the unitholder’s share of our losses, by any decreases in his share of our nonrecourse liabilities and by his share of our expenditures that are not deductible in computing taxable income and are not required to be capitalized. A unitholder will have no share of our debt that is recourse to our general partner, but will have a share, generally based on his share of profits, of our nonrecourse liabilities. Please see “— Disposition of Common Units — Recognition of Gain or Loss.”

Limitations on Deductibility of Losses.  The deduction by a unitholder of his share of our losses will be limited to the tax basis in his units and, in the case of an individual unitholder, estate, trust, or corporate unitholder (if more than 50% of the value of the corporate unitholder’s stock is owned directly or indirectly by or for five or fewer individuals) or some tax-exempt organizations, to the amount for which the unitholder is considered to be “at risk” with respect to our activities, if that is less than his tax basis. A common unitholder subject to these limitations must recapture losses deducted in previous years to the extent that distributions cause his at-risk amount to be less than zero at the end of any taxable year. Losses disallowed to a unitholder or recaptured as a result of these limitations will carry forward and will be allowable as a deduction to the extent that his at-risk amount is subsequently increased provided such losses do not exceed such common unitholders’ tax basis in his common units. Upon the taxable disposition of a unit, any gain recognized by a unitholder can be offset by losses that were previously suspended by the at-risk limitation but may not be offset by losses suspended by the basis limitation. Any loss previously suspended by the at-risk limitation in excess of that gain would no longer be utilizable.

In general, a unitholder will be at risk to the extent of the tax basis of his units, excluding any portion of that basis attributable to his share of our nonrecourse liabilities, reduced by (i) any portion of that basis representing amounts otherwise protected against loss because of a guarantee, stop loss agreement or other similar arrangement and (ii) any amount of money he borrows to acquire or hold his units, if the lender of those borrowed funds owns an interest in us, is related to the unitholder or can look only to the units for repayment. A unitholder’s at-risk amount will increase or decrease as the tax basis of the unitholder’s units increases or decreases, other than tax basis increases or decreases attributable to increases or decreases in his share of our nonrecourse liabilities.

In addition to the basis and at-risk limitations on the deductibility of losses, the passive loss limitations generally provide that individuals, estates, trusts and some closely-held corporations and personal service corporations can deduct losses from passive activities, which are generally trade or business activities in which the taxpayer does not materially participate, only to the extent of the taxpayer’s income from those passive activities. The passive loss limitations are applied separately with respect to each publicly traded partnership. Consequently, any passive losses we generate will only be available to offset our passive income generated in the future and will not be available to offset income from other passive activities or investments, including our investments or investments in other publicly traded partnerships, or salary or active business income. Passive losses that are not deductible because they exceed a unitholder’s share of income we generate may be deducted in full when he disposes of his entire investment in us in a fully taxable transaction with an unrelated party. The passive loss limitations are applied after other applicable limitations on deductions, including the at-risk rules and the basis limitation.

A unitholder’s share of our net income may be offset by any of our suspended passive losses, but it may not be offset by any other current or carryover losses from other passive activities, including those attributable to other publicly traded partnerships.

Limitations on Interest Deductions.  The deductibility of a non-corporate taxpayer’s “investment interest expense” is generally limited to the amount of that taxpayer’s “net investment income.” Investment interest expense includes:

•	interest on indebtedness properly allocable to property held for investment;

•	our interest expense attributed to portfolio income; and

•	the portion of interest expense incurred to purchase or carry an interest in a passive activity to the extent attributable to portfolio income.

The computation of a unitholder’s investment interest expense will take into account interest on any margin account borrowing or other loan incurred to purchase or carry a unit. Net investment income includes gross income from property held for investment and amounts treated as portfolio income under the passive loss rules, less deductible expenses, other than interest, directly connected with the production of investment income, but generally does not include gains attributable to the disposition of property held for investment or qualified dividend income. The IRS has indicated that the net passive income earned by a publicly traded partnership will be treated as investment income to its unitholders. In addition, the unitholder’s share of our portfolio income will be treated as investment income.

Entity-Level Collections.  If we are required or elect under applicable law to pay any federal, state, local or foreign income tax on behalf of any unitholder or our general partner or any former unitholder, we are authorized to pay those taxes from our funds. That payment, if made, will be treated as a distribution of cash to the partner on whose behalf the payment was made. If the payment is made on behalf of a person whose identity cannot be determined, we are authorized to treat the payment as a distribution to all current unitholders. We are authorized to amend our partnership agreement in the manner necessary to maintain uniformity of intrinsic tax characteristics of units and to adjust later distributions, so that after giving effect to these distributions, the priority and characterization of distributions otherwise applicable under our partnership agreement is maintained as nearly as is practicable. Payments by us as described above could give rise to an overpayment of tax on behalf of an individual partner in which event the partner would be required to file a claim in order to obtain a credit or refund.

Allocation of Income, Gain, Loss and Deduction.  In general, if we have a net profit, our items of income, gain, loss and deduction will be allocated among our general partner and the unitholders in accordance with their percentage interests in us. At any time that distributions are made to our common units in excess of distributions to the subordinated units, or incentive distributions are made to our general partner, gross income will be allocated to the recipients to the extent of these distributions. If we have a net loss, that loss will be allocated first to the general partner and the unitholders in accordance with their percentage interests in us to the extent of their positive capital accounts and, second, to the general partner.

Specified items of our income, gain, loss and deduction will be allocated to account for the difference between the tax basis and fair market value of our assets at the time of an offering, referred to in this discussion as “Contributed Property.” The effect of these allocations, referred to as Section 704(c) Allocations, to a unitholder purchasing common units from us in an offering will be essentially the same as if the tax basis of our assets were equal to their fair market value at the time of such offering. In the event we issue additional common units or engage in certain other transactions in the future “reverse Section 704(c) Allocations,” similar to the Section 704(c) Allocations described above, will be made to all holders of partnership interests immediately prior to such other transactions to account for the difference between the “book” basis for purposes of maintaining capital accounts and the fair market value of all property held by us at the time of the future transaction. In addition, items of recapture income will be allocated to the extent possible to the partner who was allocated the deduction giving rise to the treatment of that gain as recapture income in order to minimize the recognition of ordinary income by some unitholders. Finally, although we do not expect that our operations will result in the creation of negative capital accounts, if negative capital accounts nevertheless result, items of our income and gain will be allocated in an amount and manner as is needed to eliminate the negative balance as quickly as possible.

An allocation of items of our income, gain, loss or deduction, other than an allocation required by the Internal Revenue Code to eliminate the difference between a partner’s “book” capital account, credited with the fair market value of Contributed Property, and “tax” capital account, credited with the tax basis of Contributed Property, referred to in this discussion as the “Book-Tax Disparity,” will generally be given effect for federal income tax purposes in determining a partner’s share of an item of income, gain, loss or deduction only if the allocation has substantial economic effect. In any other case, a partner’s share of an item will be determined on the basis of his interest in us, which will be determined by taking into account all the facts and circumstances, including:

•	his relative contributions to us;

•	the interests of all the partners in profits and losses;

•	the interest of all the partners in cash flow; and

•	the rights of all the partners to distributions of capital upon liquidation.

Vinson & Elkins L.L.P. is of the opinion that, with the exception of the issues described in ‘‘— Section 754 Election” and “— Disposition of Common Units — Allocations Between Transferors and Transferees,” allocations under our partnership agreement will be given effect for federal income tax purposes in determining a partner’s share of an item of income, gain, loss or deduction.

Treatment of Short Sales.  A unitholder whose units are loaned to a “short seller” to cover a short sale of units may be considered as having disposed of those units. If so, he would no longer be treated for tax purposes as a partner with respect to those units during the period of the loan and may recognize gain or loss from the disposition. As a result, during this period:

•	any of our income, gain, loss or deduction with respect to those units would not be reportable by the unitholder;

•	any cash distributions received by the unitholder as to those units would be fully taxable; and

•	all of these distributions would appear to be ordinary income.

Vinson & Elkins L.L.P. has not rendered an opinion regarding the treatment of a unitholder where common units are loaned to a short seller to cover a short sale of common units; therefore, unitholders desiring to assure their status as partners and avoid the risk of gain recognition from a loan to a short seller are urged to modify any applicable brokerage account agreements to prohibit their brokers from borrowing their units. The IRS has announced that it is actively studying issues relating to the tax treatment of short sales of partnership interests. Please also read “— Disposition of Common Units — Recognition of Gain or Loss.”

Alternative Minimum Tax.  Each unitholder will be required to take into account his distributive share of any items of our income, gain, loss or deduction for purposes of the alternative minimum tax. The current minimum tax rate for noncorporate taxpayers is 26% on the first $175,000 of alternative minimum taxable income in excess of the exemption amount and 28% on any additional alternative minimum taxable income. Prospective unitholders are urged to consult with their tax advisors as to the impact of an investment in units on their liability for the alternative minimum tax.

Tax Rates.  Under current law, the highest marginal U.S. federal income tax rate applicable to ordinary income of individuals is 35% and the highest marginal U.S. federal income tax rate applicable to long-term capital gains (generally, capital gains on certain assets held for more than 12 months) of individuals is 15%. However, absent new legislation extending the current rates, beginning January 1, 2011, the highest marginal U.S. federal income tax rate applicable to ordinary income and long-term capital gains of individuals will increase to 39.6% and 20%, respectively. Moreover, these rates are subject to change by new legislation at any time.

Section 754 Election.  We will make the election permitted by Section 754 of the Internal Revenue Code. That election is irrevocable without the consent of the IRS. The election will generally permit us to adjust a common unit purchaser’s tax basis in our assets (“inside basis”) under Section 743(b) of the Internal Revenue Code to reflect his purchase price. This election does not apply to a person who purchases common units directly from us. The Section 743(b) adjustment belongs to the purchaser and not to other unitholders. For purposes of this discussion, a unitholder’s inside basis in our assets will be considered to have two components: (1) his share of our tax basis in our assets (“common basis”) and (2) his Section 743(b) adjustment to that basis.

Where the remedial allocation method is adopted (which we have generally adopted as to all of our properties), the Treasury Regulations under Section 743 of the Internal Revenue Code require a portion of the Section 743(b) adjustment that is attributable to recovery property under Section 168 of the Internal Revenue Code whose book basis is in excess of its tax basis to be depreciated over the remaining cost recovery period for the Section 704(c) built in gain. Under Treasury Regulation Section 1.167(c)-1(a)(6), a Section 743(b)

adjustment attributable to property subject to depreciation under Section 167 of the Internal Revenue Code, rather than cost recovery deductions under Section 168, is generally required to be depreciated using either the straight-line method or the 150% declining balance method. If we elect a method other than the remedial method, the depreciation and amortization methods and useful lives associated with the Section 743(b) adjustment, therefore, may differ from the methods and useful lives generally used to depreciate the inside basis in such properties. Under our partnership agreement, the general partner is authorized to take a position to preserve the uniformity of units even if that position is not consistent with these and any other Treasury Regulations. If we elect a method other than the remedial method with respect to a goodwill property, the common basis of such property is not amortizable. Please see “— Uniformity of Units.”

Although Vinson & Elkins L.L.P. is unable to opine as to the validity of this approach because there is no direct or indirect controlling authority on this issue, we intend to depreciate the portion of a Section 743(b) adjustment attributable to unrealized appreciation in the value of Contributed Property, to the extent of any unamortized Book-Tax Disparity, using a rate of depreciation or amortization derived from the depreciation or amortization method and useful life applied to the property’s unamortized Book-Tax Disparity, or treat that portion as non-amortizable to the extent attributable to property which is not amortizable. This method is consistent with the methods employed by other publicly traded partnerships but is arguably inconsistent with Treasury Regulation Section 1.167(c)-1(a)(6), which is not expected to directly apply to a material portion of our assets. To the extent this Section 743(b) adjustment is attributable to appreciation in value in excess of the unamortized Book-Tax Disparity, we will apply the rules described in the Treasury Regulations and legislative history. If we determine that this position cannot reasonably be taken, we may take a depreciation or amortization position under which all purchasers acquiring units in the same month would receive depreciation or amortization, whether attributable to common basis or a Section 743(b) adjustment, based upon the same applicable rate as if they had purchased a direct interest in our assets. This kind of aggregate approach may result in lower annual depreciation or amortization deductions than would otherwise be allowable to some unitholders. Please see “— Uniformity of Units.” A unitholder’s tax basis for his common units is reduced by his share of our deductions (whether or not such deductions were claimed on an individual’s income tax return) so that any position we take that understates deductions will overstate the common unitholder’s basis in his common units, which may cause the unitholder to understate gain or overstate loss on any sale of such units. Please see ‘‘— Disposition of Common Units — Recognition of Gain or Loss.” The IRS may challenge our position with respect to depreciating or amortizing the Section 743(b) adjustment we take to preserve the uniformity of the units. If such a challenge were sustained, the gain from the sale of units might be increased without the benefit of additional deductions.

A Section 754 election is advantageous if the transferee’s tax basis in his units is higher than the units’ share of the aggregate tax basis of our assets immediately prior to the transfer. In that case, as a result of the election, the transferee would have, among other items, a greater amount of depreciation deductions and his share of any gain or loss on a sale of our assets would be less. Conversely, a Section 754 election is disadvantageous if the transferee’s tax basis in his units is lower than those units’ share of the aggregate tax basis of our assets immediately prior to the transfer. Thus, the fair market value of the units may be affected either favorably or unfavorably by the election. A basis adjustment is required regardless of whether a Section 754 election is made in the case of a transfer of an interest in us if we have a substantial built-in loss immediately after the transfer, or if we distribute property and have a substantial basis reduction. Generally a built-in loss or a basis reduction is substantial if it exceeds $250,000.

The calculations involved in the Section 754 election are complex and will be made on the basis of assumptions as to the value of our assets and other matters. For example, the allocation of the Section 743(b) adjustment among our assets must be made in accordance with the Internal Revenue Code. The IRS could seek to reallocate some or all of any Section 743(b) adjustment allocated by us to our tangible assets to goodwill instead. Goodwill, as an intangible asset, is generally nonamortizable or amortizable over a longer period of time or under a less accelerated method than our tangible assets. We cannot assure you that the determinations we make will not be successfully challenged by the IRS and that the deductions resulting from them will not be reduced or disallowed altogether. Should the IRS require a different basis adjustment to be made, and should, in our opinion, the expense of compliance exceed the benefit of the election, we may seek permission from the IRS to revoke our Section 754 election. If permission is granted, a subsequent purchaser of units may be allocated more income than he would have been allocated had the election not been revoked.

Tax Treatment of Operations

Accounting Method and Taxable Year.  We use the year ending December 31 as our taxable year and the accrual method of accounting for federal income tax purposes. Each unitholder will be required to include in income his share of our income, gain, loss and deduction for our taxable year ending within or with his taxable year. In addition, a unitholder who has a taxable year ending on a date other than December 31 and who disposes of all of his units following the close of our taxable year but before the close of his taxable year must include his share of our income, gain, loss and deduction in income for his taxable year, with the result that he will be required to include in income for his taxable year his share of more than one year of our income, gain, loss and deduction. Please see “— Disposition of Common Units — Allocations Between Transferors and Transferees.”

Initial Tax Basis, Depreciation and Amortization.  The tax basis of our assets will be used for purposes of computing depreciation and cost recovery deductions and, ultimately, gain or loss on the disposition of these assets. The federal income tax burden associated with the difference between the fair market value of our assets and their tax basis immediately prior to an offering will be borne by our unitholders holding interests in us prior to any such offering. Please see “— Tax Consequences of Unit Ownership — Allocation of Income, Gain, Loss and Deduction.”

To the extent allowable, we may elect to use the depreciation and cost recovery methods that will result in the largest deductions being taken in the early years after assets subject to these allowances are placed in service. Because our general partner may determine not to adopt the remedial method of allocation with respect to any difference between the tax basis and the fair market value of goodwill immediately prior to any future offering, we may not be entitled to any amortization deductions with respect to any goodwill conveyed to us on formation or held by us at the time of any future offering. Please see “— Uniformity of Units.” Property we subsequently acquire or construct may be depreciated using accelerated methods permitted by the Internal Revenue Code.

If we dispose of depreciable property by sale, foreclosure or otherwise, all or a portion of any gain, determined by reference to the amount of depreciation previously deducted and the nature of the property, may be subject to the recapture rules and taxed as ordinary income rather than capital gain. Similarly, a unitholder who has taken cost recovery or depreciation deductions with respect to property we own will likely be required to recapture some or all of those deductions as ordinary income upon a sale of his interest in us. Please see “— Tax Consequences of Unit Ownership — Allocation of Income, Gain, Loss and Deduction” and “— Disposition of Common Units — Recognition of Gain or Loss.”

The costs we incur in selling our units (called “syndication expenses”) must be capitalized and cannot be deducted currently, ratably or upon our termination. There are uncertainties regarding the classification of costs as organization expenses, which may be amortized by us, and as syndication expenses, which may not be amortized by us. The underwriting discounts and commissions we incur will be treated as syndication expenses.

Valuation and Tax Basis of Our Properties.  The federal income tax consequences of the ownership and disposition of units will depend in part on our estimates of the relative fair market values, and the initial tax bases, of our assets. Although we may from time to time consult with professional appraisers regarding valuation matters, we will make many of the relative fair market value estimates ourselves. These estimates and determinations of basis are subject to challenge and will not be binding on the IRS or the courts. If the estimates of fair market value or basis are later found to be incorrect, the character and amount of items of income, gain, loss or deductions previously reported by unitholders might change, and unitholders might be required to adjust their tax liability for prior years and incur interest and penalties with respect to those adjustments.

Disposition of Common Units

Recognition of Gain or Loss.  Gain or loss will be recognized on a sale of units equal to the difference between the amount realized and the unitholder’s tax basis for the units sold. A unitholder’s amount realized will be measured by the sum of the cash or the fair market value of other property received by him plus his share of our nonrecourse liabilities. Because the amount realized includes a unitholder’s share of our nonrecourse liabilities, the gain recognized on the sale of units could result in a tax liability in excess of any cash received from the sale.

Prior distributions from us in excess of cumulative net taxable income for a common unit that decreased a unitholder’s tax basis in that common unit will, in effect, become taxable income if the common unit is sold at a price greater than the unitholder’s tax basis in that common unit, even if the price received is less than his original cost.

Except as noted below, gain or loss recognized by a unitholder, other than a “dealer” in units, on the sale or exchange of a unit held for more than one year will generally be taxable as long term capital gain or loss. Capital gain recognized by an individual on the sale of units held more than twelve months will generally be taxed at a maximum rate of 15% through December 31, 2010 and 20% thereafter (absent new legislation extending or adjusting the current rate). However, a portion of this gain or loss, which will likely be substantial, will be separately computed and taxed as ordinary income or loss under Section 751 of the Internal Revenue Code to the extent attributable to assets giving rise to depreciation recapture or other “unrealized receivables” or to “inventory items” we own. The term “unrealized receivables” includes potential recapture items, including depreciation recapture. Ordinary income attributable to unrealized receivables, inventory items and depreciation recapture may exceed net taxable gain realized upon the sale of a unit and may be recognized even if there is a net taxable loss realized on the sale of a unit. Thus, a unitholder may recognize both ordinary income and a capital loss upon a sale of units. Net capital losses may offset capital gains and no more than $3,000 of ordinary income, in the case of individuals, and may only be used to offset capital gains in the case of corporations.

The IRS has ruled that a partner who acquires interests in a partnership in separate transactions must combine those interests and maintain a single adjusted tax basis for all those interests. Upon a sale or other disposition of less than all of those interests, a portion of that tax basis must be allocated to the interests sold using an “equitable apportionment” method, which generally means that the tax basis allocated to the interest sold equals an amount that bears the same relation to the partner’s tax basis in his entire interest in the partnership as the value of the interest sold bears to the value of the partner’s entire interest in the partnership. Treasury Regulations under Section 1223 of the Internal Revenue Code allow a selling unitholder who can identify common units transferred with an ascertainable holding period to elect to use the actual holding period of the common units transferred. Thus, according to the ruling, a common unitholder will be unable to select high or low basis common units to sell as would be the case with corporate stock, but, according to the regulations, may designate specific common units sold for purposes of determining the holding period of units transferred. A unitholder electing to use the actual holding period of common units transferred must consistently use that identification method for all subsequent sales or exchanges of common units. A unitholder considering the purchase of additional units or a sale of common units purchased in separate transactions is urged to consult his tax advisor as to the possible consequences of this ruling and application of the Treasury Regulations.

Specific provisions of the Internal Revenue Code affect the taxation of some financial products and securities, including partnership interests, by treating a taxpayer as having sold an “appreciated” partnership interest, one in which gain would be recognized if it were sold, assigned or terminated at its fair market value, if the taxpayer or related persons enter(s) into:

•	a short sale;

•	an offsetting notional principal contract; or

•	a futures or forward contract with respect to the partnership interest or substantially identical property.

Moreover, if a taxpayer has previously entered into a short sale, an offsetting notional principal contract or a futures or forward contract with respect to the partnership interest, the taxpayer will be treated as having sold that position if the taxpayer or a related person then acquires the partnership interest or substantially identical property. The Secretary of the Treasury is also authorized to issue regulations that treat a taxpayer that enters into transactions or positions that have substantially the same effect as the preceding transactions as having constructively sold the financial position.

Allocations Between Transferors and Transferees.  In general, our taxable income and losses will be determined annually, will be prorated on a monthly basis and will be subsequently apportioned among the unitholders in proportion to the number of units owned by each of them as of the opening of the applicable exchange on the first business day of the month, which we refer to in this prospectus as the “Allocation Date.” However, gain or loss realized on a sale or other disposition of our assets other than in the ordinary course of business will be allocated among the unitholders on the Allocation Date in the month in which that gain or loss is recognized. As a result, a unitholder transferring units may be allocated income, gain, loss and deduction realized after the date of transfer.

Although simplifying conventions are contemplated by the Internal Revenue Code and most publicly traded partnerships use similar simplifying conventions, the use of this method may not be permitted under existing Treasury Regulations. Accordingly, Vinson & Elkins L.L.P. is unable to opine on the validity of this method of allocating income and deductions between transferor and transferee unitholders. If this method is not allowed under the Treasury Regulations, or only applies to transfers of less than all of the unitholder’s interest, our taxable income or losses might be reallocated among the unitholders. We are authorized to revise our method of allocation between transferor and transferee unitholders, as well as unitholders whose interests vary during a taxable year, to conform to a method permitted under future Treasury Regulations.

A unitholder who owns units at any time during a quarter and who disposes of them prior to the record date set for a cash distribution for that quarter will be allocated items of our income, gain, loss and deductions attributable to that quarter but will not be entitled to receive that cash distribution.

Notification Requirements.  A unitholder who sells any of his units is generally required to notify us in writing of that sale within 30 days after the sale (or, if earlier, January 15 of the year following the sale). A purchaser of units who purchases units from another unitholder is also generally required to notify us in writing of that purchase within 30 days after the purchase. Upon receiving such notifications, we are required to notify the IRS of that transaction and to furnish specified information to the transferor and transferee. Failure to notify us of a purchase may, in some cases, lead to the imposition of penalties. However, these reporting requirements do not apply to a sale by an individual who is a citizen of the United States and who effects the sale or exchange through a broker who will satisfy such requirements.

Constructive Termination.  We will be considered to have been terminated for tax purposes if there are sales or exchanges which, in the aggregate, constitute 50% or more of the total interests in our capital and profits within a twelve-month period. For purposes of measuring whether the 50% threshold is reached, multiple sales of the same interest are counted only once. A constructive termination results in the closing of our taxable year for all unitholders. In the case of a unitholder reporting on a taxable year other than a fiscal year ending December 31, the closing of our taxable year may result in more than twelve months of our taxable income or loss being includable in his taxable income for the year of termination. A constructive termination occurring on a date other than December 31 will result in us filing two tax returns (and common unitholders receiving two Schedules K-1) for one fiscal year and the cost of the preparation of these returns will be borne by all common unitholders. We would be required to make new tax elections after a termination, including a new election under Section 754 of the Internal Revenue Code, and a termination would result in a deferral of our deductions for depreciation. A termination could also result in penalties if we were unable to determine that the termination had occurred. Moreover, a termination might either accelerate the application of, or subject us to, any tax legislation enacted before the termination.

Uniformity of Units

Because we cannot match transferors and transferees of units, we must maintain uniformity of the economic and tax characteristics of the units to a purchaser of these units. In the absence of uniformity, we may be unable to completely comply with a number of federal income tax requirements, both statutory and regulatory. A lack of uniformity can result from a literal application of Treasury Regulation Section 1.167(c)-1(a)(6). Any non-uniformity could have a negative impact on the value of the units. Please see “— Tax Consequences of Unit Ownership — Section 754 Election.”

We intend to depreciate the portion of a Section 743(b) adjustment attributable to unrealized appreciation in the value of Contributed Property, to the extent of any unamortized Book-Tax Disparity, using a rate of depreciation or amortization derived from the depreciation or amortization method and useful life applied to the property’s unamortized book-tax disparity, or treat that portion as nonamortizable, to the extent attributable to property which is not amortizable, consistent with the regulations under Section 743 of the Internal Revenue Code, even though that position may be inconsistent with Treasury Regulation Section 1.167(c)-1(a)(6), which is not expected to directly apply to a material portion of our assets, and Treasury Regulation Section 1.197-2(g)(3). Please see “— Tax Consequences of Unit Ownership — Section 754 Election.” To the extent that the Section 743(b) adjustment is attributable to appreciation in value in excess of the unamortized Book-Tax Disparity, we will apply the rules described in the Treasury Regulations and legislative history. If we determine that this position cannot reasonably be taken, we may adopt a depreciation and amortization position under which all purchasers acquiring units in the same month would receive depreciation and amortization deductions, whether attributable to a common basis or Section 743(b) adjustment, based upon the same applicable methods and lives as if they had purchased a direct interest in our property. If this position is adopted, it may result in lower annual depreciation and amortization deductions than would otherwise be allowable to some unitholders and risk the loss of depreciation and amortization deductions not taken in the year that these deductions are otherwise allowable. This position will not be adopted if we determine that the loss of depreciation and amortization deductions will have a material adverse effect on the unitholders. If we choose not to utilize this aggregate method, we may use any other reasonable depreciation and amortization method to preserve the uniformity of the intrinsic tax characteristics of any units that would not have a material adverse effect on the unitholders. The IRS may challenge any method of depreciating the Section 743(b) adjustment described in this paragraph. If this challenge were sustained, the uniformity of units might be affected, and the gain from the sale of units might be increased without the benefit of additional deductions. Please see “— Disposition of Common Units — Recognition of Gain or Loss.”

Tax-Exempt Organizations and Other Investors

Ownership of units by employee benefit plans, other tax-exempt organizations, non-resident aliens, foreign corporations and other non-U.S. persons raises issues unique to those investors and, as described below, may have substantially adverse tax consequences to them. If you are a tax-exempt entity or a non-U.S. person, you should consult your tax advisor before investing in our common units.

Employee benefit plans and most other organizations exempt from federal income tax, including individual retirement accounts and other retirement plans, are subject to federal income tax on unrelated business taxable income. Virtually all of our income allocated to a unitholder that is a tax-exempt organization will be unrelated business taxable income and will be taxable to it.

Non-resident aliens and foreign corporations, trusts or estates that own units will be considered to be engaged in business in the United States because of the ownership of units. As a consequence, they will be required to file federal tax returns to report their share of our income, gain, loss or deduction and pay federal income tax at regular rates on their share of our net income or gain. Moreover, under rules applicable to publicly traded partnerships, we will withhold at the highest applicable effective tax rate from cash distributions made quarterly to non-U.S. unitholders. Each non-U.S. unitholder must obtain a taxpayer identification number from the IRS and submit that number to our transfer agent on a Form W-8BEN or applicable substitute form in order to obtain credit for these withholding taxes. A change in applicable law may require us to change these procedures.

In addition, because a foreign corporation that owns units will be treated as engaged in a United States trade or business, that corporation may be subject to the United States branch profits tax at a rate of 30%, in addition to regular federal income tax, on its share of our income and gain, as adjusted for changes in the foreign corporation’s “U.S. net equity,” which are effectively connected with the conduct of a United States trade or business. That tax may be reduced or eliminated by an income tax treaty between the United States and the country in which the foreign corporate unitholder is a “qualified resident.” In addition, this type of unitholder is subject to special information reporting requirements under Section 6038C of the Internal Revenue Code.

A foreign unitholder who sells or otherwise disposes of a unit will be subject to U.S. federal income tax on gain realized from the sale or disposition of that unit to the extent the gain is effectively connected with a U.S. trade or business of the foreign unitholder. Under a ruling published by the IRS, interpreting the scope of “effectively connected income,” a foreign unitholder would be considered to be engaged in a trade or business in the U.S. by virtue of the U.S. activities of the partnership, and part or all of that unitholder’s gain would be effectively connected with that unitholder’s indirect U.S. trade or business. Moreover, under the Foreign Investment in Real Property Tax Act, a foreign unitholder generally will be subject to U.S. federal income tax upon the sale or disposition of a unit if (i) he owned (directly or constructively applying certain attribution rules) more than 5% of our common units at any time during the five-year period ending on the date of such disposition and (ii) 50% or more of the fair market value of all of our assets consisted of U.S. real property interests at any time during the shorter of the period during which such unitholder held the common units or the 5-year period ending on the date of disposition. Currently, more than 50% of our assets consist of U.S. real property interests and we do not expect that to change in the foreseeable future. Therefore, foreign unitholders may be subject to federal income tax on gain from the sale or disposition of their units.

Administrative Matters

Information Returns and Audit Procedures.  We intend to furnish to each unitholder, within 90 days after the close of each calendar year, specific tax information, including a Schedule K-1, which describes his share of our income, gain, loss and deduction for our preceding taxable year. In preparing this information, which will not be reviewed by counsel, we will take various accounting and reporting positions, some of which have been mentioned earlier, to determine each unitholder’s share of income, gain, loss and deduction. We cannot assure you that those positions will in all cases yield a result that conforms to the requirements of the Internal Revenue Code, Treasury Regulations or administrative interpretations of the IRS. Neither we nor Vinson & Elkins L.L.P. can assure prospective unitholders that the IRS will not successfully contend in court that those positions are impermissible. Any challenge by the IRS could negatively affect the value of the units.

The IRS may audit our federal income tax information returns. Adjustments resulting from an IRS audit may require each unitholder to adjust a prior year’s tax liability, and possibly may result in an audit of his return. Any audit of a unitholder’s return could result in adjustments not related to our returns as well as those related to our returns.

Partnerships generally are treated as separate entities for purposes of federal tax audits, judicial review of administrative adjustments by the IRS and tax settlement proceedings. The tax treatment of partnership items of income, gain, loss and deduction are determined in a partnership proceeding rather than in separate proceedings with the partners. The Internal Revenue Code requires that one partner be designated as the “Tax Matters Partner” for these purposes. Our partnership agreement names our general partner as our Tax Matters Partner.

The Tax Matters Partner will make some elections on our behalf and on behalf of unitholders. In addition, the Tax Matters Partner can extend the statute of limitations for assessment of tax deficiencies against unitholders for items in our returns. The Tax Matters Partner may bind a unitholder with less than a 1% profits interest in us to a settlement with the IRS unless that unitholder elects, by filing a statement with the IRS, not to give that authority to the Tax Matters Partner. The Tax Matters Partner may seek judicial review, by which all the unitholders are bound, of a final partnership administrative adjustment and, if the Tax Matters Partner fails to seek judicial review, judicial review may be sought by any unitholder having at least a 1% interest in profits or by any group of unitholders having in the aggregate at least a 5% interest in profits. However, only one action for judicial review will go forward, and each unitholder with an interest in the outcome may participate.

A unitholder must file a statement with the IRS identifying the treatment of any item on his federal income tax return that is not consistent with the treatment of the item on our return. Intentional or negligent disregard of this consistency requirement may subject a unitholder to substantial penalties. Nominee Reporting. Persons who hold an interest in us as a nominee for another person are required to furnish to us:

•	the name, address and taxpayer identification number of the beneficial owner and the nominee;

•	whether the beneficial owner is:

•	a person that is not a United States person;

•	a foreign government, an international organization or any wholly owned agency or instrumentality of either of the foregoing; or

•	a tax-exempt entity;

•	the amount and description of units held, acquired or transferred for the beneficial owner; and

•	specific information including the dates of acquisitions and transfers, means of acquisitions and transfers, and acquisition cost for purchases, as well as the amount of net proceeds from sales.

Brokers and financial institutions are required to furnish additional information, including whether they are United States persons and specific information on units they acquire, hold or transfer for their own account. A penalty of $50 per failure, up to a maximum of $100,000 per calendar year, is imposed by the Internal Revenue Code for failure to report that information to us. The nominee is required to supply the beneficial owner of the units with the information furnished to us.

Accuracy-Related Penalties.  An additional tax equal to 20% of the amount of any portion of an underpayment of tax that is attributable to one or more specified causes, including negligence or disregard of rules or regulations, substantial understatements of income tax and substantial valuation misstatements, is imposed by the Internal Revenue Code. No penalty will be imposed, however, for any portion of an underpayment if it is shown that there was a reasonable cause for that portion and that the taxpayer acted in good faith regarding that portion.

For individuals, a substantial understatement of income tax in any taxable year exists if the amount of the understatement exceeds the greater of 10% of the tax required to be shown on the return for the taxable year or $5,000 ($10,000 for most corporations). The amount of any understatement subject to penalty generally is reduced if any portion is attributable to a position adopted on the return:

•	for which there is, or was, “substantial authority;” or

•	as to which there is a reasonable basis and the pertinent facts of that position are disclosed on the return.

If any item of income, gain, loss or deduction included in the distributive shares of unitholders might result in that kind of an “understatement” of income for which no “substantial authority” exists, we must disclose the pertinent facts on our return. In addition, we will make a reasonable effort to furnish sufficient information for unitholders to make adequate disclosure on their returns and to take other actions as may be appropriate to permit unitholders to avoid liability for this penalty. More stringent rules apply to “tax shelters,” which we do not believe includes us or any of our investments, plans or arrangements.

A substantial valuation misstatement exists if the value of any property, or the adjusted basis of any property, claimed on a tax return is 150% or more of the amount determined to be the correct amount of the valuation or adjusted basis. No penalty is imposed unless the portion of the underpayment attributable to a substantial valuation misstatement exceeds $5,000 ($10,000 for most corporations). If the valuation claimed on a return is 200% or more than the correct valuation, the penalty imposed increases to 40%. We do not anticipate making any valuation misstatements.

Reportable Transactions.  If we were to engage in a “reportable transaction,” we (and possibly you and others) would be required to make a detailed disclosure of the transaction to the IRS. A transaction may be a reportable transaction based upon any of several factors, including the fact that it is a type of tax avoidance transaction publicly identified by the IRS as a “listed transaction” or that it produces certain kinds of losses for partnerships, individuals, S corporations, and trusts in excess of $2 million in any single year, or $4 million in any combination of 6 successive tax years. Our participation in a reportable transaction could increase the likelihood that our federal income tax information return (and possibly your tax return) would be audited by the IRS. Please see “— Information Returns and Audit Procedures.”

Moreover, if we were to participate in a reportable transaction with a significant purpose to avoid or evade tax, or in any listed transaction, you may be subject to the following provisions of the American Jobs Creation Act of 2004:

•	accuracy-related penalties with a broader scope, significantly narrower exceptions, and potentially greater amounts than described above at “— Accuracy-Related Penalties;”

•	for those persons otherwise entitled to deduct interest on federal tax deficiencies, nondeductibility of interest on any resulting tax liability; and

•	in the case of a listed transaction, an extended statute of limitations.

We do not expect to engage in any “reportable transactions.”

State, Local, Foreign and Other Tax Considerations

In addition to federal income taxes, you may be subject to other taxes, such as state, local and foreign income taxes, unincorporated business taxes, and estate, inheritance or intangible taxes that may be imposed by the various jurisdictions in which we do business or own property or in which you are a resident. Although an analysis of those various taxes is not presented here, each prospective unitholder should consider their potential impact on his investment in us. We currently own property and do business in Canada and most states of the United States. A unitholder may be required to file Canadian federal income tax returns and pay Canadian federal and provincial income taxes and to file state income tax returns and to pay taxes in various states and may be subject to penalties for failure to comply with those requirements. In some jurisdictions, tax losses may not produce a tax benefit in the year incurred and may not be available to offset income in subsequent taxable years. Some jurisdictions may require us, or we may elect, to withhold a percentage of income from amounts to be distributed to a unitholder who is not a resident of the jurisdiction. Withholding, the amount of which may be greater or less than a particular unitholder’s income tax liability to the jurisdiction, generally does not relieve a nonresident unitholder from the obligation to file an income tax return. Amounts withheld will be treated as if distributed to unitholders for purposes of determining the amounts distributed by us. Please see ‘‘— Tax Consequences of Unit Ownership — Entity-Level Collections.” Based on current law and our estimate of our future operations, the general partner anticipates that any amounts required to be withheld will not be material.

It is the responsibility of each unitholder to investigate the legal and tax consequences, under the laws of pertinent jurisdictions, of his investment in us. Accordingly, each prospective unitholder is urged to consult, and depend upon, his tax counsel or other advisor with regard to those matters. Further, it is the responsibility of each unitholder to file all state, local and foreign, as well as United States federal tax returns, that may be required of him. Vinson & Elkins L.L.P. has not rendered an opinion on the state, local or foreign tax consequences of an investment in us.

SELLING UNITHOLDERS

This prospectus covers the offering for resale of up to 17,646,478 common units by selling unitholders identified below. No offer or sale may occur unless the registration statement that includes this prospectus has been declared effective by the SEC, and remains effective at the time such selling unitholder offers or sells such common units. We are required (under certain circumstances) to update this prospectus to reflect material developments in our business, financial position and results of operations. The following table sets forth information relating to the selling unitholders’ beneficial ownership of our common units as of November 3, 2008 and is based on information provided by the selling unitholders:

	Common Units		Common Units Owned After Offering
	Owned Prior	Common Units	Number of
Selling Unitholders	to Offering	Being Offered	Units	Percent

Vulcan Energy Corporation(1)	12,390,120	12,390,120	0	—
Vulcan Capital Private Equity I LLC(1)	1,995,954	1,298,280	697,674	*
KAFU Holdings, L.P.(2)	8,739,470	1,540,349	5,738,556	4.7%
Kayne Anderson MLP Fund LLP(2)	8,739,470	421,941	5,738,556	4.7%
Kayne Anderson Energy Fund II, L.P.(2)	8,739,470	973,710	5,738,556	4.7%
Kayne Anderson Capital Income Partners QP, L.P.(2)	8,739,470	64,914	5,738,556	4.7%
Wachovia Investors, Inc.	262,934	262,934	0	—
Flores Family Limited Partnership(3)	458,956	458,956	0	—
John T. Raymond(4)	433,617	97,171	336,446	*
Plains AAP, L.P.(5)	138,103	138,103	0	—

*	Less than 1%.

(1)	Mr. Paul Allen controls Vulcan Capital Private Equity I LLC, which is the record holder of 1,995,954 common units. In addition, Mr. Allen owns approximately 80% of the outstanding shares of common stock of Vulcan Energy Corporation. Vulcan Energy Corporation is the sole stockholder of Vulcan Energy GP Holdings Inc., which owns approximately 50% of the equity of our general partner. Mr. Allen disclaims any deemed beneficial ownership, beyond his pecuniary interest, in any of our partner interests held by Vulcan Capital Private Equity I LLC, Vulcan Energy Corporation or Vulcan Energy GP Holdings Inc.

(2)	Various accounts (including those of the selling unitholders) under the management and control of Kayne Anderson Capital Advisors, L.P., the general partner of which is Kayne Anderson Investment Management, Inc., own 8,739,470 common units. Mr. Sinnott, the President of Kayne Anderson Investment Management, Inc., has been designated as one of our directors by KAFU Holdings, L.P., which owns a portion of our general partner. Mr. Sinnott disclaims any deemed beneficial ownership of any units held by Kayne Anderson Investment Management, Inc. or its affiliates, beyond his pecuniary interest in such units. KA Associates, Inc., an affiliate of the selling unitholders, is a broker-dealer registered pursuant to Section 15(b) of the Exchange Act and is a member of the NASD. Each selling unitholder (i) purchased the securities for the selling unitholder’s own account, not as a nominee or agent, in the ordinary course of business and with no intention of selling or otherwise distributing securities in any transaction in violation of securities laws and (ii) at the time of purchase, did not have any agreement or understanding, direct or indirect, with any other person to sell or otherwise distribute the purchased securities.

(3)	James C. Flores, a general partner of the Flores Family Limited Partnership, is a director of Vulcan Energy Corporation.

(4)	Mr. Raymond is a director of Vulcan Energy Corporation.

(5)	Plains AAP, L.P. is the sole member of our general partner and maintains a Performance Option Plan funded by common units owned by Plains AAP, L.P. To the extent any options on these units are exercised on a cashless basis by their holders, our general partner may sell any units it retains after such exercise pursuant to this prospectus.

Any prospectus supplement reflecting a sale of common units hereunder will set forth, with respect to the selling unitholders:

•	the name of the selling unitholders;

•	the nature of the position, office or other material relationship which the selling unitholders will have had within the prior three years with us or any of our affiliates;

•	the number of common units owned by the selling unitholders prior to the offering;

•	the amount of common units to be offered for the selling unitholders’ account; and

•	the amount and (if one percent or more) the percentage of common units to be owned by the selling unitholders after the completion of the offering.

All expenses incurred with the registration of the common units owned by the selling unitholders will be borne by us.

PLAN OF DISTRIBUTION

We are registering the common units on behalf of the selling unitholders. As used in this prospectus, “selling unitholders” includes donees and pledgees selling common units received from a named selling unitholder after the date of this prospectus.

Under this prospectus, the selling unitholders intend to offer our securities to the public:

•	through one or more broker-dealers;

•	through underwriters; or

•	directly to investors.

The selling unitholders may price the common units offered from time to time:

•	at market prices prevailing at the time of any sale under this registration statement;

•	prices related to market prices; or

•	negotiated prices.

We will pay the costs and expenses of the registration and offering of the common units offered hereby. We will not pay any underwriting fees, discounts and selling commissions allocable to each selling unitholder’s sale of its respective common units, which will be paid by the selling unitholders. Broker-dealers may act as agent or may purchase securities as principal and thereafter resell the securities from time to time:

•	in or through one or more transactions (which may involve crosses and block transactions) or distributions;

•	on the New York Stock Exchange;

•	in the over-the-counter market; or

•	in private transactions.

Broker-dealers or underwriters may receive compensation in the form of underwriting discounts or commissions and may receive commissions from purchasers of the securities for whom they may act as agents. If any broker-dealer purchases the securities as principal, it may effect resales of the securities from time to time to or through other broker-dealers, and other broker-dealers may receive compensation in the form of concessions or commissions from the purchasers of securities for whom they may act as agents.

To the extent required, the names of the specific managing underwriter or underwriters, if any, as well as other important information, will be set forth in prospectus supplements. In that event, the discounts and commissions we and the selling unitholders will allow or pay to the underwriters, if any, and the discounts and commissions the underwriters may allow or pay to dealers or agents, if any, will be set forth in, or may be calculated from, the prospectus supplements. Any underwriters, brokers, dealers and agents who participate in any sale of the securities may also engage in transactions with, or perform services for, us or our affiliates in the ordinary course of their businesses. We may indemnify underwriters, brokers, dealers and agents against specific liabilities, including liabilities under the Securities Act.

In addition, the selling unitholders have advised us that they may sell common units in compliance with Rule 144, if available, or pursuant to other available exemptions from the registration requirements under the Securities Act, rather than pursuant to this prospectus.

The aggregate maximum compensation the underwriters will receive in connection with the sale of any securities under this prospectus and the registration statement of which it forms a part will not exceed 10% of the gross proceeds from the sale.

Because FINRA views our common units as interests in a direct participation program, any offering of common units under the registration statement of which this prospectus forms a part will be made in compliance with Rule 2810 of the NASD Conduct Rules.

To the extent required, this prospectus may be amended or supplemented from time to time to describe a specific plan of distribution. The place and time of delivery for the securities in respect of which this prospectus is delivered will be set forth in the accompanying prospectus supplement.

In connection with offerings under this shelf registration and in compliance with applicable law, underwriters, brokers or dealers may engage in transactions which stabilize or maintain the market price of the securities at levels above those which might otherwise prevail in the open market. Specifically, underwriters, brokers or dealers may over-allot in connection with offerings, creating a short position in the securities for their own accounts. For the purpose of covering a syndicate short position or stabilizing the price of the securities, the underwriters, brokers or dealers may place bids for the securities or effect purchases of the securities in the open market. Finally, the underwriters may impose a penalty whereby selling concessions allowed to syndicate members or other brokers or dealers for distribution the securities in offerings may be reclaimed by the syndicate if the syndicate repurchases previously distributed securities in transactions to cover short positions, in stabilization transactions or otherwise. These activities may stabilize, maintain or otherwise affect the market price of the securities, which may be higher than the price that might otherwise prevail in the open market, and, if commenced, may be discontinued at any time.

LEGAL MATTERS

The validity of the common units will be passed upon for Plains All American Pipeline by Vinson & Elkins L.L.P., Houston, Texas, offered in this registration statement. The selling unitholders’ counsel and the underwriters’ own legal counsel will advise them about other issues relating to any offering in which they participate.

EXPERTS

The financial statements of Plains All American Pipeline, L.P. and management’s assessment of the effectiveness of internal control over financial reporting (which is included in Management’s Report on Internal Control over Financial Reporting) incorporated in this prospectus by reference to the Annual Report on Form 10-K of Plains All American Pipeline, L.P. for the year ended December 31, 2007, have been so incorporated in reliance on the report of PricewaterhouseCoopers LLP, an independent registered public accounting firm, given on the authority of said firm as experts in auditing and accounting.

The balance sheet as of December 31, 2007 of PAA GP LLC incorporated in this prospectus by reference to the Current Report on Form 8-K of Plains All American Pipeline, L.P. filed March 10, 2008 has been so incorporated in reliance on the report of PricewaterhouseCoopers LLP, an independent registered public accounting firm, given on the authority of said firm as experts in auditing and accounting.

7,500,000 Common Units

PROSPECTUS SUPPLEMENT

Joint Book-Running Managers

Citigroup
Barclays Capital
BofA Merrill Lynch
J.P. Morgan
UBS Investment Bank

Senior Co-Manager

Raymond James

Junior Co-Managers

RBC Capital Markets
Sanders Morris Harris
Tudor, Pickering, Holt & Co.
BMO Capital Markets
Janney Montgomery Scott

August   , 2011